Exhibit 99.1

Baozun Sustainability Report Stock code: NASDAQ:BZUN；HKEX:09991

CONTENTS

Message From Management 01
Getting To Know Baozun Inc. 03
Our Sustainability Management 07

01 Escorting Steady Development of the Company via Compliance Governance

Corporate Governance 16
Risk Identification and Management 18
Anti-corruption and Business Ethics 19

02 Fostering a New Service Ecosystem through Innovation and Responsibility

R&D and Innovation 25
Customer Service 32
Responsible Marketing 39
Data Security and Privacy Protection 40

03 Building a Better Future with Shared Value Creation

Employee Responsibility 47
Sustainable Supply Chain 60
Public Welfare 63

04 Creating a Green Development Vision on a Low-carbon Foundation

Environmental Management System 68
Environmental Management Goals 68
Climate Change Mitigation and Adaptation 69
"Full-Chain" Green Operation 76
Emissions Management 84

Sustainable Development Management Performance 85
Index for the Report 90
Assurance Report 96
About the Report 98

Baozun 2024 Sustainability Report 1 Message from Management As a service provider driving commercial ecosystems through technology, Baozun has always regarded sustainable development as a core principle of its strategic transformation. We are committed to integrating environmental responsibility, social value, and effective governance throughout the entire value chain, striving for a win-win outcome between business growth and social well-being. In 2024, Baozun further advanced its mission of “Technology Empowers Future Success” by equipping brand partners with digital capabilities to build resilient supply chains and promoting green consumption through innovative technologies, helping the industry move toward a more efficient, inclusive, and sustainable digital economy. Building a full-chain low-carbon ecosystem and exploring sustainable business models We adopt a “full-chain” green operation strategy to comprehensively reduce our environmental footprint across workplaces, warehousing, logistics, packaging, and partnerships. By establishing an ESG Executive Committee, we created a cross-departmental collaboration mechanism to promote refined emission reduction management across all stages of production. At the same time, we actively support the “dual carbon” goals, building a climate change management system and continuously strengthening our efforts in carbon performance management, emission monitoring, and green energy transition. We are committed to exploring scalable, replicable low-carbon solutions for the industry and, together with our partners, creating ecological practices that foster a greener future. Creating a digital innovation engine and contributing industry efficiency leap Technological innovation remains the driving force behind breaking growth boundaries and building a digital innovation engine that spans the entire value chain. Through a diversified product matrix, we continuously expand the depth and breadth of technology applications. By developing omnichannel solutions covering consumer engagement, operations, and data intelligence, we help brands achieve a strategic leap from traffic-driven operations to value-driven growth. In 2024, we further deepened our exploration of generative AI and large language models, applying large-model technology to practical operational scenarios. This provided the industry with a digital transformation model combing agility and sustainability, continuously injecting vitality into the e-commerce sector.

Baozun 2024 Sustainability Report 2 Building a happy workplace ecosystem and jointly building a better and kinder future We consistently integrate a “people-oriented” philosophy into organization building and community co-creation. Rooted in a culture of “vitality”, we unleash organizational energy through diverse activities, allowing employees to experience a strong sense of belonging and happiness through innovation. Our talent strategy centers on “empowering individuals and strengthening teams”, creating a growth ecosystem that supports employees’ throughout their entire career development cycle. Through a systematic training framework, we help employees transcend capability boundaries and foster the synergistic growth of individual value and team efficiency. Meanwhile, we uphold our original aspiration of “Forging Compassion through Public Welfare” by participating in education support, medical aid, and community volunteer initiatives, jointly building a better and more compassionate future. As we stand at a new starting point in 2025, we are filled with confidence and passion, ready to meet emerging challenges with a commitment to sustainability. We look forward to working closely with our peers to build a greener, more vibrant, and more sustainable future, turning our efforts into a driving force that propels the world forward. Vincent Wenbin Qiu Founder of Baozun Inc. Chairman of the Board and Chief Executive Officer

Baozun 2024 Sustainability Report 3 Vision Mission Values About Baozun Inc. Established in 2007, Baozun Inc. (referred to as “the Company”, “Baozun” or “Baozun Group”) is a leader, pioneer and digital commerce enabler in China’s brand e-commerce services industry. The Company was publicly listed on the NASDAQ in May 2015, followed by a secondary listing on the Hong Kong Stock Exchange in September 2020. In November 2022, Baozun voluntarily upgraded its secondary listing status on the Main Board of the Hong Kong Stock Exchange to primary listing. Today, Baozun maintains a dual primary listing on the Hong Kong Stock Exchange and NASDAQ. Upholding the vision of “Technology Empowers Future Success”, the Company has continuously advanced its technological upgrading and transformation through cloud computing, big data, AI, and other technologies. Leveraging its end-to-end e-commerce service capabilities, omnichannel expertise and technology-driven solutions, the Company is well-positioned to better serve global users and empower brand partners to fully capitalize on emerging technological opportunities. Technology empowers future success Integrity, ownership, initiative, collaboration and innovation Driven by technological innovation and customer needs, we strive to become the leading global e-commerce business parther Getting to Know Baozun Inc.

Baozun 2024 Sustainability Report 4 09991.HK NASDAQ: BZUN Baozun Inc. Ticker Company Scale Company Name 2007 Shanghai, China Year of Establishment Headquarters Three Major Business Lines Baozun E-Commerce (BEC), Baozun Brand Management (BBM), and Baozun International (BZI) Business Areas Five main service categories - online store operations, digital marketing, technical center, customer service, warehousing and logistics - available across various channels, including official brand mall, online shopping platforms Tmall and JD.com, mobile malls on social media platforms, offline smart stores, and others. Total No. of Full-time Employees 7,650 Ranked No. 1 in the 2024 Top 15 Branded E-Commerce Service Providers in China (source: iResearch) More than 490 operational brand partners covering 8 vertical industries The Company provides omnichannel new retail e-commerce services, covering more than 30 mainstream e-commerce platforms in China Listed on the NASDAQ in 2015, followed by a secondary listing on the Hong Kong Stock Exchange in 2020, and dual-primary listing on both the Hong Kong Stock Exchange and NASDAQ in 2022 NO.1 490+ 30+ 2 Public Listing

Baozun 2024 Sustainability Report 5 Technical Center Store Website Operations Digital Marketing Key Highlights of Baozun Group’s Services years of IT systems implementation experience major categories covered level marketing experience regions R&D team end-to-end solutions expert e-commerce marketing teams operational tools and data experts brand partners, rich e-commerce service experience brand-building platform campaigns Leveraging intelligent technology to create a high-quality ecosystem serving global brands Introducing data analytics, business intelligence, and artificial intelligence outcomes to align with business objectives and be accountable for performance A full-chain solution that seamlessly integrates brand marketing and sales, empowering brands to conduct business operations in the private sector 17 8 4A 2 One-stop 500+ Automated 490+ 15

Baozun 2024 Sustainability Report 6 Customer Service Warehousing and Logistics regional operation centers million square-meter of logistics center one-stop customer service management platform major city storage centers peak daily order volume AI customer service tool resolution rate e-commerce warehouses Next-generation comprehensive customer service tailored for brand e-commerce business operations Efficient and high-quality supply chain solutions consistently provide customers with a competitive advantage 5 Nearly 1 S-ANY 10 2,766,298 71.2% Automated

Baozun 2024 Sustainability Report 7 Our Sustainability Management Governance Framework of Sustainable Development Senior management participation is a critical element to the Company’s sustainable development efforts. The Company continuously refines its top-down ESG management structure and operational mechanisms, striving to deeply embed the principles of sustainable development into its corporate culture and daily operations. Board of Directors Sustainability Committee Sustainable Development Task Force Decision-making Body: Highest decision-making body for ESG management Baozun ESG Management Structure Management Body: Composed of board members and senior management executives Enforcement Body: Composed of various functional departments and business units of the Company

Baozun 2024 Sustainability Report 8 The Company regularly holds Sustainability Committee meetings. At these meetings, committee members collectively review the latest policy trends in the ESG field and extensively discussed global sustainable development standards before providing valuable insights for integrating these standards into the Company’s strategic decisions. (a) Identifying major environmental, social, and corporate governance issues that may present significant risks or opportunities to the Company; (b) Proposing and conducting regular reviews of the Company’s environmental, social, and corporate governance visions and strategies; (c) Formulating goals based on corresponding strategies, and regularly supervising and reviewing the progress of these goals; (d) Reviewing policies related to environmental, social, and corporate governance; (e) Reviewing and supervising policies related to major environmental, social, and corporate governance matters and ensuring their applicability to the Company; (f) Any other responsibilities delegated by the Board of Directors. The main responsibilities of the Sustainability Committee (a) Promoting all departments to implement various environmental, social and corporate governance policies, and reporting on the implementation of such projects; (b) Identifying any environmental, social and corporate governance risks related to the Company every year, assessing the impact of such risks on the Company, and providing recommendations to the Board of Directors on risk response; (c) Assisting in the preparation of an annual sustainability report and other environmental, social and corporate governance-related disclosures, as well as submitting them to the Board of Directors for review and approval; (d) Any other responsibilities delegated by the Board of Directors. The main responsibilities of the Sustainable Development Task Force (a) Overseeing corporate sustainability-related matters; (b) Assessing the Company’s sustainability management performance and review the progress of ESG goals; (c) Managing and being ultimately responsible for the Company’s potential ESG risks. The main responsibilities of the Board of Directors

Baozun 2024 Sustainability Report 9 Contributions to Sustainability Sustainable Development Strategies As a pioneer in China’s e-commerce service industry, Baozun has always recognized sustainability as both a core strategy and a vital responsibility. Leveraging its “technological DNA” as the intrinsic driving force for sustainability, Baozun is committed to integrating sustainability principles into environmental protection, social care and other key areas, contributing to global sustainable development goals. Baozun Sustainable Development Strategies Pillars Responsible innovation Shared social values Sound corporate governance SDGs Commitments Work with stakeholders to promote sustainable consumption with responsible innovation and sustainable operations Create a positive social impact, contributing to high-quality employment and common social prosperity Practice sound and transparent operation models, and achieve sustainable operations for the Company through sound corporate governance Action Strategies Improve the overall operational efficiency of the industry through innovative solutions Become a sustainable consumption promoter, formulate carbon neutrality objectives, work with all of the stakeholders to achieve carbon neutrality across the value chain, and advocate for a green and low-carbon life Create an equal and diversified development platform for employees Provide vocational education, training and jobs to help promote high-quality employment and rural revitalization Enhance the diversity and independence of the Board of Directors Establish a fair, corruption-free, and transparent corporate governance environment Sustainably improve fairness in both information security and privacy protection Technology Empowers Future Success

Baozun 2024 Sustainability Report 10

Contributing to Sustainable Development Goals

Aligned with the UN Sustainable Development Goals (SDGs) and its sustainability strategies, the Company has identified five sustainability goals most pertinent to Baozun and is actively taking active actions to contribute to the realization of SDGs.

SDGs Contributions		Objectives and Operational Initiatives
Responsible Innovation	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	**Goal 12.5** To achieve a significant reduction in waste generation through prevention, reduction, recycling and reuse by 2030. Committed to building an industry-wide collaborative innovation platform, the Company works closely with value chain partners to drive in-depth cooperation across packaging design, warehouse management, and logistics transportation. These joint efforts aim to enhance resource efficiency across the entire process and promote circular resource utilization. In 2024, the Company achieved a cumulative reuse of 9,484 tons of packaging materials.
	13 CLIMATE ACTION	**Goal 13.3** Improve education, raise awareness on climate change mitigation, adaptation, impact reduction, and early warning, and enhance human and institutional capacity in this area. Upholding the philosophy of green development, the Company leverages innovation to enhance operational efficiency across the industry, contributing to the transition towards a greener and low-carbon future. By fostering a sustainable industrial ecosystem, the Company contributes to the realization of carbon neutrality goals. In 2024, the Company's Scope 1 and Scope 2 greenhouse gas (GHG) emissions (excluding Gap China) decreased by 35.46% compared to the baseline year.
Shared Social Value	4 QUALITY EDUCATION	**Goal 4.4** By 2030, substantially increase the number of youth and adults with the relevant competencies needed for employment, decent work, and entrepreneurship, including technical and vocational skills. The Company established the Baozun-Nantong Open University E-commerce Industry College, offering practical e-commerce courses in operations, design, live streaming, and customer service to enhance students' skills. In 2024, a total of 1,594 students participated in various industry-academia collaboration programs, including work-study rotation, internships, and practical training during key shopping festivals, gaining hands-on industry experience.
	8 DECENT WORK AND ECONOMIC GROWTH	**Goal 8.5** By 2030, ensure that all women and men, including youth and persons with disabilities, are in full and productive employment, with proper jobs and fair wages. The Company is committed to fostering a diverse, inclusive, and respectful workplace culture, opposing all forms of discrimination based on gender, age, physical condition, or other factors, and ensuring fair treatment for all employees. Decent employment opportunities are provided for people with disabilities to support their career development. As of the end of 2024, the Company employed four colleagues with disabilities.
Robust Corporate Governance	5 GENDER EQUALITY	**Goal 5.5** Ensure that women are fully and effectively represented and involved in all political, economic, and public decision-making levels, with equal access to leadership positions. The Company provides equal employment opportunities for female employees and actively promotes the appointment of women to the Board and senior management positions, empowering them to realize their career potential. As of the end of 2024, there were already 80 women among the Company's directors and senior management employees.

Baozun 2024 Sustainability Report 11 2024 Sustainability Highlights Performance Baozun received the Best ESG Innovation Award at the 9th Zhitong Finance Listed Company Awards. Baozun was honored with the 2024 ESG Model Award at the 2024 International Zero Carbon Festival. Baozun brand management company Gap China won the Best Social Responsibility Award at the 2024 Employer Brand Creativity Competition. Baozun brand management company Gap China received the 2024 Public Welfare Practice Award. Shared Social Value 1 new patent application 44 new computer software publications 76 accumulated patents 351 accumulated computer software publications Continuously expanded the scope of carbon neutrality and collaboratively established 2 “Carbon Neutral Parks” Responsible Innovation

Baozun 2024 Sustainability Report 12 Awarded with ISO 27001 Information Security Management System Certification and ISO 27701 Privacy Information Management System Certification Expanded the scope of the Cybersecurity Protection Assessment Level III, with 6 major systems comprising a total of 15 subsystems that passed the certification audits by national assessment agencies Conducted information security risk assessments for 10 workplaces, branches and subsidiaries, identifying areas for improvement and assisting in the development of remediation plans Robust Corporate Governance Note: Data caliber is consistent with the scope of Baozun’s consolidated financial statements, covering the period from January 1, 2024, to December 31, 2024.

Baozun 2024 Sustainability Report 13 Material Topics and Stakeholders Communication Stakeholders Communication Baozun places a high priority on effective communication with its stakeholders, proactively identifying key groups, and establishing diversified communication channels along with a regular engagement system. Through this system, the Company gains in-depth insights into stakeholders’ opinions and values. Meanwhile, Baozun actively responds to their needs and expectations, integrating their key concerns into its operations and decision-making processes, and fostering trusted, collaborative relationships across all stakeholder groups. Governments and Regulators Project cooperation Meeting communication Supervision and inspection Anti-corruption and business ethics Responding to climate change Emissions management Energy and resource conservation Risk management Earnings release Shareholders’ meeting Information disclosure Analyst communication and investor research request Attend the investors' meeting Governance effectiveness of the Board of Directors Protection of Intellectual Property Rights Risk management Customers (brand partners) Customer satisfaction surveys Regular communication Industry summit Energy and resource conservation Responding to climate change Technological development and innovation Satisfaction and communication Information security Data and privacy protection Customer service Sustainable consumption concept promotion User experience enhancement Information security Data and privacy protection Suppliers Supplier evaluations and auditing Supplier training Supplier’s sustainable development management Anti-corruption and business ethics Regular meetings Employee training Employee activities Complaints and feedback Employee rights interests and benefits Employee equality and diversity Employee’s occupational health and safety Employee talent development Employee work-life balance Communities Community activities Regular communication Media communication Public welfare contributions Key Stakeholders Communication Channels Topics of Concern Shareholders and Investors Consumers Employees

Baozun 2024 Sustainability Report 14

Material Topics

Baozun adheres to the principle of "materiality" as outlined in the *Environmental, Social* and *Governance Reporting Guide* of the Hong Kong Stock Exchange. The Company conducts regular quantitative surveys with stakeholders and performs qualitative materiality assessments on an annual basis. By distributing questionnaires to various stakeholders and incorporating industry benchmarking, expert opinions and consultations, Baozun identifies material ESG topics that serve as key priorities for its management and reporting efforts.

Baozun Material Topics Analysis Process

01 Identifying ESG Topic Library

- Identifying the enterprise's ESG background, such as geographical location, business activities, and business relationships, etc.
- Policy standards, excellent peer practices in the industry, and expert opinions

02 Stakeholder Engagement

- Determining key stakeholder groups and the methods and channels for communication
- Regularly inviting key internal and external stakeholders to fill out online or offline survey questionnaires to score the topics in the ESG topic library in terms of impact level

03 Materiality Assessment

- Sorting out the feedback and scoring results from the questionnaires, and assigning stakeholder weights based on expert opinions
- Providing a substantive ranking by combining the internal and external impact levels of the topics

04 Topic Confirmation and Reporting

- The ESG Committee reviews and confirms the high-impact material topics and reports them to the Board of Directors
- Highly material topics are disclosed in detail in the annual ESG report

Baozun Material Topics Matrix


High
Importance to Stakeholders
Low
Importance to the Sustainability of Baozun
High
Governance Effectiveness of the Board of Directors
Satisfaction and Communication
Technological Development and Innovation
Protection of Intellectual Property Rights
Employee Talent Development
Information Security
Employee's Rights and Interests and Benefits
Employee Equality and Diversity
Data and Privacy Protection
Employee's Occupational Health and Safety
Anti-Corruption and Business Ethics
Employee Work-life Balance
Public Welfare Contributions
Responding to Climate Change
User Experience Enhancement
Energy and Resource Conservation
Supplier's Sustainable Development Management
Emissions Management
Risk Management
Governance Topics
Environmental Topics
Social Topics

Escorting Steady Development of the Company via Compliance Governance Baozun has always regarded transparent and efficient corporate governance as the cornerstone of its sustainable development. The Company is committed to facilitating high-quality corporate growth and advancing a digital commercial future through improving governance structures, strengthening risk management, and strictly upholding business ethics.

Baozun 2024 Sustainability Report 16 Corporate Governance Corporate Governance Framework Baozun strictly complies with the requirements of the Cayman Islands Companies Act, Rule 5200. General Procedures and Prerequisites for Initial and Continued Listing on the Nasdaq Stock Market, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and other relevant laws, regulations, and regulatory requirements. The Company has established a three-tier corporate governance structure comprising the Shareholders’ Meeting, the Board of Directors, and specialized committees. Each level has clearly defined responsibilities and authorities, working together to promote the Company’s stable operation and ensure comprehensive governance. The Shareholders’ Meeting serves as the highest decision-making body, fully dedicated to safeguarding the rights and interests of shareholders; The Board of Directors is the decision-making body for daily business, and consists of the Audit Committee, the Nomination and Corporate Governance Committee and the Compensation Committee; Special committees perform their duties in accordance with the Company’s Articles of Association and the authorization of the Board of Directors, providing strong support for the implementation of the Company’s decision-making. Structure of the Board of Directors and Remuneration In order to ensure the openness, fairness, impartiality and independence of the Board of Directors’ elections, Baozun has formulated the Nomination and Corporate Governance Committee Charter. This Charter adheres to the principle of merit-based appointments, ensuring that the Board possesses the necessary capabilities to make informed, scientific decisions, effectively protects shareholders' interests, and promotes the Company’s high-quality development. On the basis of fully ensuring the Board’s decision-making capabilities, the Company places high importance on fostering diversity within the Board. By comprehensively considering factors such as gender, age, industry experience, professional background, and educational qualifications, the Company is committed to promoting board diversity to meet the diverse needs for job skills and industry expertise across various business sectors, while simultaneously improving the performance of non-financial indicators, such as the Board’s decision-making effectiveness, attracting and retaining corporate talents, and innovation capabilities. In addition, to further enhance the Board’s independence, the Company appoints independent directors with specific industry experience to provide independent professional advice and judgment on business strategy, performance, risk prevention and control, and conflict of interest to ensure the maximization of the interests of the Company and its shareholders. The Company’s incumbent independent directors receive fixed remuneration. As of the end of 2024, the Board of Directors comprised eight members, including one female director and three independent directors. The current board members possess professional capabilities and industry experience in fields such as supply chain management, IT, finance, business administration. Audit Committee Compensation Committee Baozun Governance Framework Shareholders' Meeting Board of Directors Nomination and Corporate Governance Committee

Baozun 2024 Sustainability Report 17

Structure of the Board of Directors of Baozun

	Name	Gender	Appointment to Committees		
			Audit Committee	Nomination and Corporate Governance Committee	Compensation Committee
Founder, Chairman of the Board, and Chief Executive Officer	Vincent Wenbin Qiu	Male			
Co-founder and Director	Junhua Wu	Male			
Director	Satoshi Okada	Male			
Director	Jun Wang	Male			
Director	Bin Yu	Female			
Independent Directors	Yiu Pong Chan	Male	●	●	C
	Steve Hsien-Chieng Hsia	Male	●	C	●
	Changqing Ye	Male	C	●	●


37.5%
62.5%
Independent
Executive


50%
50%
Foreign
Local


12.5%
87.5%
Male
Female

Note:
[1] C= Chairman, ● =Member
[2] In this report, local refers to mainland China, i.e., excludes Taiwan, Hong Kong SAR, and Macau SAR of China

To strengthen responsibility constraints on the Company's senior management and enhance the accuracy of its financial reporting, the Compensation Committee of the Board of Directors has formulated the *Policy on Recoupment of Incentive Compensation* for the Company's senior executives. This policy stipulates the recoupment of incentive compensation under certain conditions if financial restatements occur, encouraging senior executives to perform their duties more responsibly and ensuring the accuracy of the Company's financial reporting.

Baozun 2024 Sustainability Report 18 The internal audit team, reporting directly to the Audit Committee of the Board of Directors, is responsible for regularly conducting independent risk assessments to identify potential risks affecting the Company’s business, including strategic, financial, market, operational, and legal risks. The team is also responsible for providing independent evaluations and appraisals of the effectiveness of the Company’s risk management and internal control systems. It promptly identifies control implementation deficiencies in the daily operations of various departments, proposes improvement plans, and continuously tracks the implementation of these plans. In order to achieve comprehensive risk management, the Company has formulated or updated the BEC Decision-making and Authorization System, Baotong E-logistics Inventory Management System, Baozun Group Expense Reimbursement System, BEC Virtual Card Management System, Baozun Group Investment Company and Key Project Information Management System, Baozun Group Store Collection Account Management System, and Baozun Group Capital Management System. Additionally, an audit project pool has been established to identify audit priorities and major risk points for various projects based on business types and processes, and to pre-assess the risk levels. The Company formulates an annual audit plan and intends to complete a full-process audit of all business lines every three years. Upon conclusion of each audit project, the Company’s management will review the issues identified and the proposed corrective actions, and will also monitor the progress of these corrective actions through periodic meetings. Concurrently, the Company’s Audit Committee will receive audit project reports on a quarterly basis. In 2024, the Company set objectives for loss prevention and risk mitigation, and continuously tracked progress toward achieving these objectives. A total of eight audit projects were conducted, including comprehensive audits of holding companies, audits of business or functional departments, and special audits of high-risk processes. A total of 99 risk-related issues were identified, with a rectification completion rate of 90.3%. In addition, the Company conducts SOX audits for Baozun Group annually to continuously strengthen internal controls, and to promptly identify and correct internal control deficiencies. The Company also conducts annual SOC 1 and SOC 2 audits for specific brand businesses to enhance compliance and strengthen risk resistance from both financial and non-financial perspectives. The Company has established a “Risk Management” module within the BEC operations management dashboard to facilitate continuous monitoring of risks related to services, operations, and other aspects. Building on this foundation, the Company is consistently strengthening its risk culture by conducting risk training programs to enhance the awareness levels of all employees. In 2024, the Company held compliance training sessions focused on user privacy, data security, and intellectual property. To efficiently advance risk management efforts, Baozun has established a systematic and professional comprehensive risk management framework. The Board of Directors, serving as the highest authority for internal control and risk management, conducts regularly reviews to evaluate the effectiveness of the Company’s financial, operational, and compliance risk management and internal control systems. At the same time, the Company has set up “three lines of defense” consisting of the operation management team, the internal control team led by senior management, and the Audit Committee to ensure the effective implementation of risk management policies in all aspects of the Company’s business operations. Risk Identification and Management First Line of Defense Second Line of Defense Third Line of Defense The operation management team consists of front-line employees and managemen team members, who are responsible for internal control enforcement and daily supervision, as well as the implementation of internal control management and other related regulations The internal control team led by senior management achieves monitoring and early warning of risks,identification and assessment,as well as response and supervision through systematic and routine management,there by establishing a unified understanding of risks and controls across the entire enterprise The Audit Committee is responsible f o r o rg a n iz i ng i nd ep e nd e n t a nd objective audting and consultancy exercises to achieve comprehensive identification and management of risks by applying a systematic and disciplined approach in evaluating and improving the effectiveness of risk management,control and governance procedures Baozun Risk Management Three Lines of Defense

Baozun 2024 Sustainability Report 19 Baozun highly acknowledges the importance of adhering to business ethics for the healthy development of an enterprise and regards integrity in operations as one of its core values. The Company strictly abides by the Anti-Unfair Competition Law of the People’s Republic of China, Anti-Monopoly Law of the People’s Republic of China, Sherman Antitrust Act, Criminal Law of the People’s Republic of China , Anti Money Laundering Law of the People’s Republic of China and other applicable laws and regulations, as well as the ethical standards of the e-commerce service industry, aiming to ensure the legal compliance of the Company's operation. On the basis of abiding by relevant laws and regulations, the Company continuously improve the development of its business ethics and integrity system, promoting the steady improvement of the Company’s business ethics management level. Development of Business Ethics System To comprehensively implement business ethics-related initiatives, Baozun has established the Disciplinary Inspection and Supervision Department that operates under standardized procedures for identifying leads, case intake, investigation and communication, and conclusion handling, while directly reporting progress and outcomes to the Company’s Board of Directors. Furthermore, the Company regularly updates and optimizes relevant policies in alignment with the Company’s evolving business needs, ensuring robust institutional support for standardized operations. For trade secret protection, the Company has enacted Baozun Inc. Confidentiality Management Measures , which clarifies departmental responsibilities, establishes a well-defined confidentiality management system with clear accountability, defined confidentiality periods for information of varying sensitivity levels, and applied targeted management measures in the storage, usage, and transmission of confidential data, rigorously preventing improper business practices that may result in confidential information leakage. For anti-money laundering compliance, the Company has enacted the Baozun Inc. Anti-Money Laundering Management Measures . These measures adopt preventive and monitoring measures for suspicious activities to eliminate money laundering from the source. At the same time, the Company has conducted customer due diligence, retains complete records of customer identification data and transaction records, reported large-sum and suspicious transactions. These efforts aim to safeguard the Company's own rights and interests, while building a healthy economic ecosystem. In addressing anti-corruption and anti-bribery, the Company has developed the System of Baozun Gifts and Hospitality and the Baozun Code of Business Conduct and Ethics and requires all full-time employees (including directors) of Anti-corruption and Business Ethics Business Ethics IntegritySystem Establish a system of integrity regulation policies Continuously optimize and improve the business ethics system Establish a business ethics monitoring system Proactively carry out audit actions Create a culture of honest business ethics Organize integrity training for all employees Pave the pipeline for smooth whistle-blowing Encourage honest reporting and improve protection for whistleblowers Baozun Business Ethics Integrity System

Baozun 2024 Sustainability Report 20 Baozun and all its subsidiaries and variable interest entities to comply with them, aiming to strictly regulate the business ethics of all employees. In 2024, the Company updated the System of Baozun for Inspection and Supervisory , which clarified the definition of corruption incidents and types of accidents, further improved the response mechanism for corruption incidents, and set up different reporting processes and responsible institutions for different levels of integrity incidents to ensure that all integrity incidents can be properly and efficiently resolved. In addition, the Company has taken graded and classified punishment measures for different degrees of violations, and adheres to the principle of “zero tolerance” for any form of corruption. Should any employee engage in corrupt behavior, the Company will immediately terminate their employment contract. In cases of particularly severe violations or suspected criminal activities, the matter will be referred to judicial authorities for legal handling. The Company also values the business ethics performance of its partners, striving to strictly prevent and control any corrupt and unfair competition during business interactions with partners in the course of business dealings with partners through the establishment of an integrity system, and work with its partners to build a clean and honest industry environment. To strengthen the management of business ethics of suppliers, Baozun signed Baozun Confidentiality Agreement, Baozun Anti-corruption and Compliance Statement, and Baozun Friends and Family Statement with suppliers, requiring them to safeguard the confidential information of the Company obtained in business cooperation, to comply with applicable anti-corruption regulations and Baozun’s relevant provisions while ensuring that there is no conflict of interest in cooperation with the Company. In addition, the Company has also established a sound and complete anti-corruption and anti-bribery management system to cover the entire process, including the supplier’s pre-registration and access, qualification certification, hierarchical management of qualified suppliers, and performance evaluation. The Company also regularly carries out special anti-fraud risk investigations for suppliers, participates in on-site supervision in the bidding stage, reminds and continuously tracks abnormal situations. At the same time, the Company regularly extracts supplier information from the system, and checks suspicious suppliers one by one in combination with industrial and commercial information risk items to prevent fraud risks. In 2024, the Company extracted a total of 36 suppliers for analysis and checked any identified anomalies, the supplier audit pass rate has reached 100%. Securing improper benefits for oneself, related parties or others through one’s position; Accepting kickbacks, commissions, and other benefits in economic dealings through one’s position, which are then appropriated for personal or small group gain; Acceptance of gifts, entertainment and gifts without handing over or declaring; Engaging in corruption, misappropriation of public funds, and embezzlement of assets of the Company; Failing to declare conflicts of interest as defined by the Employee Handbook and the Code of Business Conduct and Ethics; Malicious disclosure of confidential documents or resources such as the Company’s customer information (including privately distributing confidential documents and materials of the Company without the permission of superiors). Corruption Behaviors of Employees

Baozun 2024 Sustainability Report 21 Establishment of Integrity Culture Baozun strives to foster a working environment of integrity, steadily promotes the establishment of integrity culture through conducting integrity training, general law education and other methods, and improves the sense of integrity of all employees. For directors, supervisors, and senior executives, the Company regularly conducts integrity interviews and training sessions to strengthen their awareness of integrity, regulates their business ethics, and establishes a top-down culture of integrity. For middle and senior management, the Company regularly organizes specialized legal training, using real cases to deepen legal awareness among managerial staff and serve as a warning. For all full-time employees, the Company continuously improves the integrity education system, with all new hires required to participate in integrity training upon joining and to sign the New Employee Commitment document, and regularly sends business ethics training and exams to existing employees through the Baozun Capability Development Center. Additionally, the Company pays special attention to the business ethics of high-sensitivity positions such as procurement and supply chain, reinforcing the integrity awareness of key employees through face-to-face training and presentations, and strengthening safeguards through monitoring, auditing, and other management measures. In 2024, each director of the Company received an average of 0.5 hour of anti-corruption training with a coverage rate of 100%. Meanwhile, full-time employees received an average of 1 hour of anti-corruption training per person, with a coverage rate of 100%. In 2024, the Company conducted integrity training, with a total of 8,862 participants completing the training assessments. The initial completion rate and pass rate of the group’s employees both reached 99.41%. To ensure the effectiveness of the training, the Company further conducted supplementary assessments, resulting in a final pass rate of 100%. In 2024, Baozun organized offline special training on “Case Announcement and Legal Awareness Promotion” in multiple cities’ workplaces, with a total of 20 sessions, covering 889 individuals, including middle and senior management personnel from various business units and key development targets. By sharing cases of embezzlement and bribery, the Company has continuously recognized the importance of relevant legal points, greatly improving the mastery and awareness of relevant laws among participating employees, and preventing similar illegal incidents. Baozun Business Ethics Training Induction training for new hires Integrity training Special training on general law education Legal and safety education for supply chain Two-way sharing session on monitoring and procurement (monthly) Group Supervision System Training for the Year 2024 Group Specialized Legal Awareness Campaign for the Year 2024 Training for Employees Training for Directors, Supervisors and Senior Executives Training for Highly Sensitive Positions General law education for all employees

Baozun 2024 Sustainability Report 22 Risk Prevention and Inspection As a leading e-commerce service company, the Company consistently focuses on the prevention of risks in key links such as warehousing, logistics, and returns and exchanges, and regularly conducts supervisory campaigns on transaction amounts, market prices, and behaviors of returns and exchanges to promptly identify potential risks related to business ethics and asset losses. Differentiated control measures are implemented for various risks to ensure the protection of the Company’s business ethics and economic interests to the greatest extent. In 2024, the Company proactively implemented supervisory measures in areas such as project contracting, inventory stocktaking, refund orders, returns and exchanges, and loss prevention. Through these preventive measures, the Company aims to identify and resolve potential irregularities, firmly curb unethical business practices, and minimize losses to assets and economic interests. Apart from training, the Company also reminds employees to fulfill their commitments to business ethics through various forms such as promotional materials, news, posters, etc., and strives to create a culture of integrity and honesty in business ethics. In 2024, the Company’s “Baozun Supervision” official public account, serving as an information service platform for all employees, continuously published information on integrity in the workplace, legal knowledge, reminders for gift-giving during festivals, and integrity training to all staff members. Over the year, the total number of posts reached 17. Baozun Auditing Measures Project Audit For previous contracted projects exceeding RMB 100,000 in value, the Company retrieved the quotation and receipt sheets and firstly checked whether the quoted price of the project was comparable to the market price, followed by a verification of the consistency between the quotation list, the receipt list and the actual situation on site. Inventory Stocktaking Audit To examine if the warehouse has conducted stocktaking as required, if there is any inventory data or abnormalities, and to review the first three sets of anomalous data to determine the reasons for the anomalies. Refund Order Audit Based on financial data, check the orders with full or large refunds on a monthly basis, screen, analyze and verify abnormal orders to eliminate risk points. Audit on Returned and Exchanged Goods All returned and exchanged goods are counted jointly by the operation staff, loss prevention personnel and carriers at the return port. Then they are sent to the quality inspection area. After being entered into the Company’s system by a dedicated person, the goods are unpacked for quality inspection. Unqualified products will be rejected upon feedback and confirmation to the stores. The operation staff, loss prevention personnel and carriers jointly confirm the quantity, specifications and other information of the rejected goods to prevent empty returns. Loss Prevention Audit Achieving the purpose of loss prevention through background checks and training of operators, inspection of security equipment including surveillance, inspection of door and window locks and seals, process control and post control, etc. Measures Main Content

Baozun 2024 Sustainability Report 23

Whistleblowing Channels and Whistleblower Protection

Baozun advocates for the participation of all employees in integrity supervision to fully leverage the supervisory role of all relevant parties. To this end, the Company has established multiple and accessible reporting channels, encouraging full-time employees, informal staff (part-time, interns, etc.), as well as customers, suppliers, and partners who have business dealings with the Company to report actual or suspected violations either anonymously or by real name. The Company will respond to reports within three working days upon receipt of the information and carry out the investigation as well as evidence collection within the scope permitted by law and the Company's regulations.

In 2024, building upon the existing reporting channels such as telephone, email, WeChat public account, and letters, the Company set up a "Supervision Consultation Window" on the Enterprise WeChat platform, to further facilitate the reporting of violations.

Reporting Channels

Reporting Phone
No.: 15-316-222-110

Official WeChat Account
Baozun Inc

Reporting E-mail Address
jubao@baozun.com

Enterprise WeChat platform
Supervision Consultation Window

Report via letter by sending to Baozun Inc
Building No. 510, Jiangchang West Road, Jing'an District, Shanghai
(For the Disciplinary Inspection and Supervision Department)

In order to safeguard the legitimate rights and interests of whistleblowers, the Company has formulated the *System of Baozun Protection* and *Rewards of Reporters*. This system explicitly stipulates strict confidentiality of whistleblowers' personal information and the materials they submit, ensuring that employees or external individuals will not face unfair treatment or retaliatory actions such as dismissal, demotion, suspension, intimidation, harassment, or other forms of adverse consequences for making lawful reports. In cases where retaliation against whistleblowers or related witnesses occurs, the Company will take measures based on the severity of the situation. These measures may include but are not limited to dismissal, termination of the labor contract, and if necessary, referral to judicial authorities for further action.

2024 Business Ethics Highlights

In 2024, Baozun observed:

case of unfair competition sanction[1]
0

case of employee corruption[2]
0

case of supply chain corruption
0

case of conflict of interest
0

case of money laundering or insider trading incident
0

Note:
[1]. Referring to the number of cases where sanctions are imposed due to unfair competition or violations against anti-trust or anti-monopoly laws in operation during the reporting period.
[2]. Referring to the number of corruption cases brought and concluded against Baozun or its employees during the reporting period.

Fostering a New Service Ecosystem through Innovation and Responsibility As a leader, pioneer and digital business enabler in China’s brand e-commerce service industry, Baozun always adheres to the vision of “Technology Empowers Future Success” and closely follows the needs of its brand customers. Powered by innovation, Baozun provides one-stop e-commerce solutions for diversified omnichannel brands and strives to become a global brand digital business partner. 02

Baozun 2024 Sustainability Report 25 Baozun empowers global brand customers to achieve digital transformation by offering a one-stop solution tailored for brand e-commerce and leveraging full-chain integration and omnichannel services. To this end, the Company prioritizes new products and technologies, leveraging open connectivity and robust management as catalysts for innovation, aiming to foster sustainable growth by collaborating with brand partners and consumers to invigorate both the e-commerce and physical economy sectors. Innovative Products and Services Baozun proactively adapts to the evolving e-commerce landscape, with building omnichannel digital operations as its innovation-driven goal. Through forward-looking technological advancements, the Company consistently provides brand partners with cutting-edge solutions to create new growth opportunities. In 2024, Baozun was selected twice for the recommended guide for technical service providers issued by Gartner, the world’s authoritative IT research and consulting firm. Its two flagship products, OMS 4.0 and DTC 2.0, were both recognized, fully demonstrating Baozun’s exceptional market competitiveness and innovation strength. The Company continued to make enhancements to the BOCDOP brand and built a technology-driven, omnichannel digital product and service layout, aiming to deliver genuine value to its brand partners and consumers by empowering “good technology” to “good service”. Supported by extensive technical expertise, the Company upgraded IT products across the board in 2024, while launching BBI Cloud 1.0 and other innovative products, to constantly expand technological boundaries and improve product diversity and intelligence. R&D and Innovation BBI Cloud 1.0 Omnichannel Data Intelligent Analysis Platform Based on years of e-commerce operation experience and massive data, it provides in-depth business analysis and real-time data insights with omnichannel coverage, and supports customized business dashboards and strategy assistants for brands. AI large models are introduced to establish a self-service platform for flexible and efficient analysis, enabling rapid generation of visual reports and supporting scenario-specific conversational deep analysis (ChatBI). With real-time monitoring of product prices and omnichannel marketing effectiveness, the self-developed industry trend map from BBI helps brands accurately grasp market dynamics. Supporting the integration and seamless connection of first-, second-, and third-party data, covering over 60 industry categories and more than 2,000 competitor stores, helping brands gain comprehensive market insights and a competitive edge. Baozun’s 2024 Main Technological Innovation Products

Baozun 2024 Sustainability Report 26 Gartner curates a selection of outstanding suppliers in the digital commerce technology field and compiles a recommendation guide, providing a crucial reference for enterprises in choosing technology service partners and helping them identify leading solution providers in the industry. In June 2024, Gartner released the 2024 Digital Commerce Technology Vendor Guide , in which Baozun’s two flagship products, OMS 4.0 and DTC 2.0, were both listed in the recommended directory. OMS 4.0 and DTC 2.0 are core products of Baozun that empower retail enterprises with omnichannel digital operations. Thanks to the synergy of these two products, brands can achieve seamless integration from front-end consumer interaction to back-end supply chain, thereby enhancing operational efficiency, promoting data-driven decision-making, and supporting continuous brand growth. As of the end of 2024, more than 80% of the brands served by Baozun have used the omnichannel OMS system, and nearly 20% of the brands have purchased DTC private sector site-building services. Notably, Baozun was recognized as the only technology service provider in the Asia Pacific region to be enlisted in Gartner’s Market Guide for Distributed Order Management Systems released in January 2024. Winning Gartner’s recognition twice in a row demonstrates Baozun’s prominent position in global brand e-commerce and technology services. In the future, Baozun will continue to strengthen technology research and product innovation, provide more flexible and customized solutions, help brands cope with the increasingly changing market environment, and drive the process of digital transformation in the industry. Powerful Reign: Baozun Selected Twice in Gartner’s Technology Service Providers Guide

Baozun 2024 Sustainability Report 27 BOCDOP is a business result-oriented omni-channel digital technology service brand under Baozun. Based on the dual middle platforms of “business + data”, BOCDOP fully incorporates Baozun’s comprehensive technological capabilities, focusing on the differentiating business strategies across channels and the integration of online and offline omni-channels. It also focuses on the comprehensive integration of multiple business forms and the hierarchical authorization of multi-organizational operational forms, as well as the comprehensive integrated management of back-end merchandise operations, order fulfillment, inventory management, and so on for multiple channels. We are dedicated to empowering digital transformation for a broader global retail market. In 2024, BOCDOP continued to deepen the upgrade of technologies such as omnichannel, large-model and generative AI to scenario-based solutions, while exploring more intelligent comprehensive solutions for retail scenarios. Based on 17 years of experience in e-commerce operation and retail digitalization serving more than 400 renowned brands, BOCDOP has developed a set of end-to-end omnichannel digital retail solutions, including DTC Consumer Reach, ROP Omnichannel Operation, and Data Intelligence. 1) DTC Consumer Reach: Provide tailored direct-to-consumer site-building solutions and personalized marketing strategies to help brands expand their private domain business; 2) ROP Omnichannel Operation: Empower brands to rapidly scale their omnichannel presence while ensuring a consistent brand experience across all channels; 3) Data Intelligence: Leverage advanced big data models and cutting-edge technologies to build an intelligent omnichannel retail engine. BOCDOP has helped many domestic and foreign brands complete the upgrade of integrated business strategies, providing consistent, real-time and personalized consumer experience across all channels, and becoming a key force in the digital transformation of brands. In the future, BOCDOP will comprehensively upgrade its products and services, and work with more brands to deeply explore the unlimited potential of integrated commerce and promote industry reform. BOCDOP: Enabling Digital Transformation of Omnichannel Retail

Baozun 2024 Sustainability Report 28 Baozun actively explores the practical application of large language models and generative AI technology in the retail and e-commerce fields, and gradually implements them in phases and applies them to multiple operation scenarios. In 2024, Baozun launched a variety of tools based on large-model technology internally, such as BaozunGPT (text generation tool), BaozunART (image design tool), BaozunVIDEO (video generation tool), ChatBI (conversational data analysis tool), S-Whiz (intelligent customer service), and BaozunRPA (automation tool), etc. to effectively improve operational efficiency. With the rapid development of AI technology, Baozun will further focus on specific business scenarios, build a complete business process line, and continuously deepen the overall solution. While constantly conducting technological innovation, Baozun values the optimization of its R&D mechanism and the improvement of delivery capabilities. The Company has implemented the TIC Quality Management System , defining standardized processes for R&D, quality delivery, business monitoring and operations, and incident management. In 2024, the Company developed the Initiation Management System for R&D Projects and implemented a “project-based” management model that integrates R&D project management into daily operations, providing a solid foundation for sustained innovation. All product R&D projects are required to undergo the project initiation procedures, with real-time monitoring of project progress and costs, and strict adherence to the project acceptance mechanism. In addition, the Company has established a delivery center to centrally manage client-facing delivery resources and enable rapid remote response. The Company also promotes standardized implementation methods for mature products and introduces project performance evaluation mechanisms to improve resource utilization and the quality of R&D deliverables. Intellectual Property Protection The Company strictly adheres to the Patent Law of the People’s Republic of China, Trademark Law of the People’s Republic of China, Copyright Law of the People’s Republic of China as well as other applicable laws and regulations. It formulates the Intellectual Property Manual to strengthen the management and protection of its intellectual property rights, ensure that its own patents, trademarks, and software copyrights are not infringed, and avoid infringing on others’ intellectual property rights, thereby protecting its competitive advantage and brand reputation. The Company takes preventive measures against infringement and carry out actions such as competitive product screening and similar patent application checking to effectively reduce infringement risks. The Company has established management systems such as the Incentives for TIC Patent Applications to provide incentives and rewards for technical R&D personnel and encourage technological innovation. The Company provides employees with Patent Application Handbook and conduct special lectures on patent knowledge, introduce the patent application process, patent types, and requirements in detail to employees, convey knowledge of intellectual property rights to employees, and encourage employees to participate in patent applications actively. 2024 R&D Innovation Highlights As of December 31, 2024, Baozun： patent applications accumulated computer software publications accumulated new patent applications new computer software publications 76 351 1 44

Baozun 2024 Sustainability Report 29

Supporting the Development of the E-commerce Industry

As the largest e-commerce services provider in China, Baozun always adheres to the philosophy of "achieving greatness together" and is committed to facilitating interconnection and collaborative development within the industry. The Company participate in industry exhibitions, forums, and other activities to promote the innovative and prosperous growth of e-commerce by actively forming partnership with and communicating with all relevant parties, contributing to building a more open and win-win industrial ecosystem.

In 2024, Baozun and Bloomberg Businessweek co-organized the 8th Global Brand E-commerce Summit. Established by Baozun, the summit has been a benchmark in the field of brand e-commerce by providing forward-looking insights and trend interpretation for the e-commerce industry for many years. In addition, Baozun was invited to attend several prestigious events (such as the 2024 Global Cross-Border E-commerce Annual Meeting, the 17th ROI Festival, and China Digital Innovation Expo), where the Company delivered keynote speeches. These engagements further elevated the Company's influence and brand presence both within and beyond the industry.

Empowering Growth of Brand Value, Exploring New Future of Digital Commerce

In 2024, the 8th Global Brand E-commerce Summit, with the theme of "New Quality Productive Forces - New Growth Engine for Digital Commerce", focused on the current domestic economic environment and consumer market landscapes, and deeply discussed how innovative technologies such as new quality productive forces can promote the transformation of the e-commerce industry, bring new opportunities and challenges to enterprises and brands, and help them gain an edge in future competition.

At the summit, Baozun proposed that in the new digital era, brands should more clearly define their long-term value positioning. Through professional and effective collaboration, Baozun can help brands focus on their core competitiveness and consistently deliver value to consumers over the long term. Beyond traditional cooperation with brands on the demand chain, Baozun is also actively expanding its supply chain services, extending its service capabilities, data resources, and solutions further into the brands' value chains to create additional value for them.

Additionally, Baozun introduced the i-MORE model, an omnichannel growth engine that represents five key operational directions: intelligence-empowered, Dynamic Merchandising, Connected Omnichannel, Reliable Supply-chain, and Unified Experience. Leveraging Baozun's technological innovation capabilities and the mature products and solutions developed by its team over the years, Baozun is committed to helping brands achieve efficient digital transformation across all channels, driving sustainable growth for brands in the digital wave, and collectively advancing towards a new future in digital commerce.


新质生产力
—数字商业增长新动能


宝尊i-MORE全渠道增长引擎
Connected
Omni-channel
Dynamic
Merchandising
intelligence-empowered
Unified
Experience
Reliable
Supply-chain

Baozun 2024 Sustainability Report 30 Baozun delivered a keynote speech at the 17th ROI Festival titled “Don’t Focusing on GMV, Seeking Creative New Answers”, pointing out that in the era of stock competition in e-commerce, GMV is no longer just a numbers game but a symbol of high-quality growth. Based on this insight, Baozun empowers distributors through its digital retail mid-platform, promoting deep integration of online and offline channels to help brands achieve sustainable GMV growth. Simultaneously, Baozun collaborates with brand partners to explore long-term brand building, comprehensive business thinking, and digital intelligence empowerment, redefining GMV with innovative strategies and providing brands with more valuable growth pathways. Baozun looks forward to partnering with more brands to continuously advance the e-commerce industry to higher levels of development, driving industry innovation and transformation. Redefining GMV with Innovative Strategies, Empowering Brands for High-quality Growth

Baozun 2024 Sustainability Report 31

Industry Awards Received by Baozun in 2024 (Selected)

Awards Received		Awarded by
ADMEN Grand Prize (Practical Gold Cases for Content Marketing and Digital Marketing)	ADMEN	ADMEN Group
IAI Awards (Digital Marketing Company of the Year, Excellent Marketing Case Award, E-commerce Marketing Gold Award)		International Advertising Institute (IAI)
ROI Awards (E-commerce Agency Award, Gold Award, Nomination Award in Full-chain Integrated Marketing)		ROI Festival
Alimama Future Business Awards (Ecological Partner Award for AI Innovation and Transformation Global Operations, Growth Brand Award for AI Innovation and Transformation Global Operations, Ecological Partner Award for AI Innovation and Transformation Global Operations)		Alimama
Outstanding Case Award of Quick BI Digital Intelligence Productivity Competition	数实融合 Quick BI 数智生产力大赛	Alibaba Cloud Intelligence Group
CDI2024 Excellent Digital Technology Service Provider	CDI2024	China Digital Innovation Expo
Best Retail Digital Intelligence Transformation Service Provider		Organizing Committee for the 10th WRE Retail Digitalization Summit

Baozun 2024 Sustainability Report 32 Baozun is committed to providing one-stop e-commerce operation solutions for brand partners, integrating consumer-brand interaction throughout the entire business process to build a bridge for effective communication. With a focus on customer satisfaction, leveraging the comprehensive customer operations and services capabilities, the Company strives to provide quality services to consumers and brands alike. To elevate customer satisfaction, the Company continuously refines its customer service management system and enhances the capabilities of its customer service team through innovative technology to provide efficient, high-quality, and professional services for consumers and brands. In 2024, the Company was selected as one of the top 500 service industry enterprises in China by the China Enterprise Confederation and the China Enterprise Directors Association. Baozun Service Users Baozun Customer Service System Customer Service Consumers Baozun Inc. Brand Partners Providing consumers with a better shopping experience Building a bridge between brands and consumers Providing brands with one-stop solutions for e-commerce operations Standardized Management System Customer Service Team Development Technological Enhancement

Baozun 2024 Sustainability Report 33 Creating a High-Quality Customer Service Team Creating a high-quality customer service team is fundamental to delivering excellent customer service to both consumers and brand partners. The Company has established a comprehensive customer service training system and designed a learning map for customer service personnel, providing targeted training and skill enhancement for new, existing, and newly promoted customer service managers. Our Customer Service Committee regularly organizes specialized workshops to share insights and best practices in customer service management and continuously optimizes the overall service capability of the team. In 2024, Gap China continued to promote the building of customer service organization capabilities to improve employees’ professionalism and teamwork capabilities. At the same time, Gap China launched the daily interactive communication and sharing of each module of the business to promote cross-departmental collaboration. Establishing a Comprehensive Customer Service System For consumers, the Company focuses on the four management elements of planning, process, personnel, and performance, and has established a standard system structure for Baozun customer management. The Company has set up a customer service committee, which brings together members with multi-professional backgrounds such as customer service, data analysis, SOP development, new project construction, quality inspection, and on-site management, to break the boundaries of industry experience, to provide diagnosis and solutions for customer service problems in multiple industries, and promote the continuous upgrading and efficient operation of the customer service system. For customers, the Company has implemented the Baozun Customer Service Operation Management System, Customer Service Violation Complaint and Handling Measures , and other internal policies, while establishing a customer service operation management process and an emergency response mechanism to ensure the customer service system is operated efficiently and reliably. To provide an open complaint and feedback channel for its brand partners, the Company has established the Customer Complaint Management Mechanism. By conducting satisfaction surveys with its brand partners, the Company makes timely adjustments and improvements based on customer feedback and continuously refines its services. The Company prioritizes understanding the needs of its brand partners. The Company has implemented a quality management system called Net Promoter Score (NPS) for its core brand customers, and the Company’s NPS score reached 8.53 in 2024. Through targeted interviews and multidimensional quantitative questionnaires, the Company accurately evaluates and identifies the pain points of its core customers’ satisfaction, develops effective improvement plans, and establishes a closed-loop monitoring system for long-term, relationship-oriented customer experience, ensuring continuous optimization and improvement of service quality.

Baozun 2024 Sustainability Report 34

Baozun Customer Service Staff Learning Map

01 New Customer Service Staff

Training for New Customer Service Staff

Through a combination of online courses, offline training, and examinations in setting platform rules, business fundamentals, and other courses, the Company helps new customer service staff quickly understand the rules of major platforms and master the basic abilities of customer service

Customer Service Database

The Company provides a comprehensive introduction to customer service positions, along with a fragmented knowledge inquiry function, which serves as a valuable knowledge base for those entering the field of customer service

02 On-board Customer Service Staff

Plan for On-Board Customer Service Staff

In addition to courses on business and service, the Company offers diversified and engaging training sessions, including interactive and game-based formats, to comprehensively enhance the overall ability of customer service staff

Tools Training

To help customer service staff promptly grasp Baozun's innovative and intelligent platform tools

03 Customer Service Management Positions

Analysis of Newly Promoted Customer Service Managers

The Company provides targeted training for newly promoted customer service managers to help them swiftly transition into their managerial roles and gain a comprehensive understanding of training, performance, and other institutional norms

Customer Service Management Sharing Session

The Company helps customer service team leaders understand the new rules and regulations of the platform, shares their management experience and expertise, and improves their overall management skills

In 2024, the Company conducted 250 training sessions for new customer service employees, covering 2,075 trainees with a total of 6,496 training hours and achieving a 100% training coverage rate.

Fostering COPC Standard Management

The Company has established a multi-level certification system for customer service personnel, including the prestigious Customer Operations Performance Center (COPC) management standard system certification, and a customer service elite certification system. Each year, during the annual Customer Service Committee meeting, the Company holds a certification ceremony for employees who have successfully obtained certifications, as a way to motivate the team to continuously improve its professionalism.

The *COPC® Customer Service Provider Standard* is globally recognized as the authoritative standard for assessing customer service performance and management. Through its collaboration with COPC, the Company provided the five-day *COPC® Customer Experience Best Practices Training* to our employees. In 2024, ten employees participated in this off-the-job training, all of whom passed the certification with excellent performance. They obtained the COPC Customer Experience Navigator qualification certificate, significantly enhancing the professionalism of our customer service team.


BAO ZUN
COPC 顾客体验优秀实践培训

Baozun 2024 Sustainability Report 35 According to the actual needs of the business, the Company optimizes the internal customer service elite scoring system, which is divided into two major items: professionalism and management cognition, and is certified once a quarter. To help our employees improve their professional capabilities, the Company introduced eight certification projects, including hotlines, input skills, business English, training skills, AI intelligence trainers, after-sales capabilities, sales capabilities and office skills, each of which includes three certification levels: “rookie”, “expert”, and “master”. In 2024, a total of 1,002 participants completed the certification process, with 621 certifications granted, representing a pass rate of 62%. The management cognition course refers to the “COPC Global Customer Service Outsourcing Service Provider Performance Management System”, covering 7 major courses, namely overview and concepts, customer experience, quality management, manual channel performance, defining processes and database management, WFM workforce management, and personnel management, providing clear direction and guidance for customer service management. In 2024, a total of 111 employees participated in the management cognition course, and 33 passed all course tests, with a pass rate of 30%. The Company has established in-depth school-enterprise cooperation with Wuhan Technology and Business University and Shandong Vocational and Technical University of International Studies. Professional instructors dispatched by the Company to school-enterprise bases for practical exchanges have profoundly participated in curriculum co-construction and created a teaching system that is both practical and forward-looking, aiming to improve teaching quality and students’ employment competitiveness. The E-commerce Industry College, jointly established by the Company and the Jiangxi University of Technology, adopts the “school + renowned enterprise” model, integrating the advantageous resources of both parties to expand internship and employment opportunities for students and to cultivate high-quality talents suited to the industry. Students can preliminarily study e-commerce courses such as PS Basics , Mobile E-commerce Design and Planning, and Basic Knowledge of Commodities in school. As of the end of 2024, nearly 150 students had benefited from this initiative. In addition, school-enterprise cooperation also encompasses a variety of practical programs such as work-study alternation, centralized internships, 618 practical training, and Double Eleven practical training, providing students with an immersive experience of real-world practices. In 2024, a total of 1,594 students participated in these related practical activities. Baozun Customer Service Elite Certification Project Baozun 2024 Industry-Academia Collaboration Progress (Selected) In its efforts to build a robust reserve of customer service talent, the Company upholds a long-term strategy of decentralizing operations across multiple regions and maintains flexibility in resource allocation to meet sudden demands. In addition, the Company actively forms a profound partnership with local colleges and universities to reserve high-quality talent in advance and contribute to the development of the industry’s talent ecosystem.

Baozun 2024 Sustainability Report 36 The public opinion monitoring function swiftly identifies potential risks by filtering and categorizing keywords from negative reviews and establishes corresponding handling procedures based on the risk level. Responsible personnel are required to respond promptly upon receiving warnings. In cases where issues are not addressed in a timely manner, platform control staff will intervene to coordinate and trigger an overtime alert mechanism, ensuring that brand image and consumer experience are promptly safeguarded. Additionally, the platform regularly releases brand public opinion monitoring reports, which include analysis of negative sentiments, trends in consumer feedback, and optimization suggestions. These reports assist brand customers in accurately responding to market sentiments, optimizing user experience, and enhancing brand reputation management capabilities. In 2024, the average handling time for negative public opinion decreased from 6.5 hours to 2.5 hours, achieving 24-hour comprehensive coverage of public opinion monitoring. S-ANY: Negative Public Opinion Identification and Response Technology Enables the Improvement of Customer Service Competence Drawing upon years of accumulated experience in customer service and a keen focus on cutting-edge technology trends, Baozun continues to integrate new technologies into business scenarios, continuously empowers customer service upgrades, expands service boundaries, and brings customers a better and more efficient shopping experience. Guided by “industrial practicality”, the Company actively embraces the AI wave and vigorously promotes the application of AI-generated content (AIGC) in customer service, resulting in enhancing productivity, improving customer satisfaction, and strengthening sales capabilities. As the Company’s self-developed integrated management platform, S-ANY efficiently coordinates the operation of customer service teams through intelligent, visual, and real-time management functions, ensuring that brands deliver exceptional services. It also accurately captures consumer feedback, facilitating the continuous optimization of customer experience. In 2024, S-ANY introduced new features for public opinion monitoring and Intelligent Customer Service Assistant (S-Whiz), further enhancing the efficiency and quality of customer service. In 2024, Gap China successfully optimized its return management process by implementing an automated order retention function. This effectively increases the order retention rate, enhances customer loyalty, and further refines the consumer shopping experience.

Baozun 2024 Sustainability Report 37

S-ANY: Intelligent Customer Service Assistant S-Whiz

With the vision of "Technology Empowers Future Success", Baozun launched its self-developed Intelligent Customer Service Assistant, S-Whiz, leveraging advanced artificial intelligence technology to enhance the intelligence and personalization of customer service. Through data analysis and continuous learning, S-Whiz continuously optimizes service processes, improves service quality and efficiency, and assists brand customers in driving business growth.

In 2024, S-Whiz has successfully implemented three major functional modules: store database, intelligent script generation, and product recommendation, which can adapt to various customer service application scenarios, helped brands significantly improve service efficiency and customer experience.

During the 2024 "Double Eleven" festival, the scripts generated by S-Whiz received widespread recognition, with the scripts replication rate increasing to 47%.

Smart Store Knowledge Base

- Automated Knowledge Import and Maintenance
- Product Information Integration Across Multiple Platforms
- Unified management of brand knowledge

Intelligence Script Generation

- Generated based on store database
- Generated from product details
- Generated based on promotion event information

Product Recommendation

- Recommended based on customer profiles
- Recommended based on the store's main recommendation
- Recommended based on marketing campaigns

Enhancing Customer Service with AIGC: Intelligent Applications and VOC Solutions

Baozun actively promotes the deep integration of AI technology in the field of customer service, continuously optimizing key business scenarios such as intelligent response, script optimization, customer service training, and data analysis, effectively enhancing operational efficiency and customer experience.

The Company has constructed a Voice of Customer (VOC) analysis model based on AIGC. By communicating needs, collecting platform reviews, and extracting viewpoints, it comprehensively gathers consumer feedback. Combined with intelligent analysis tools, it provides precise insights into user needs. This model not only assists brands in optimizing product and service strategies, and improving sales conversion rates, but also effectively reduces return rates, driving the intelligence, precision, and sustainable development of the customer service system.

In 2024, Baozun Business Intelligence (BBI) aggregated store data by industry and implemented VOC analysis optimization solutions. Brands that adopted these solutions recorded a refund rate increase 20% lower than the industry average of Baozun-operated stores.


Business Indicators
Enhance Robot Response
Improve Reception Satisfaction
Increase Sales Performance
Improve Efficiency of Sales Improvement
Enhance Efficiency of Analysis Work
Strengthen Robot Configuration
Optimize Customer Service Scripts
Diversify Training Materials
VOC
Data Reports
Usage Scenarios
Enrich Robot Question Library and Knowledge Base
Optimize AI Response Satisfaction and Other Indicators
Automation for the Most Part of Work Assigned for Trainers
Purposeful Semi-Automatic Optimization of Scripts
Focus on Product Selling Points
Based on Brand Positioning
Automatic Generation of Product Copy-writing
Provide Various Training Resources to Improve Customer Service Soft Skills
Fashion & Styling Tips
Makeup Tips
Other Skill-Based Training
Comprehensively Improve the Accuracy of VOC Analysis Model
Implement Mass VOC Analysis of the Store and Competitors
Assist with Editing Excel Formulas and Macro Codes
Automated Output of Standardized Reports

Furthermore, Baozun recognizes that, in a context where AI technology is increasingly becoming the core driving force in the e-commerce industry, enhancing employees' ability to apply AI tools is crucial for the sustainable development of the business. The Company actively introduces advanced AI technologies and is committed to strengthening employees' digital skills through systematic training and practice, further improving the intelligent customer service system to promote its continuous improvement and upgrading.

As of the end of 2024, more than 6,500 employees used AI tools in their daily work, with a cumulative number of works generated exceeding 490,000, and the average monthly active user number exceeding 1,600.

Baozun 2024 Sustainability Report 38 The Alibaba platform highly recognizes the technical capabilities and practical experience of Baozun’s intelligent customer service trainer team and has invited the team to participate in public training sessions. Under the premise of ensuring data desensitization and compliance with information security, Baozun actively promotes technical exchanges within the industry and fosters technological innovation and service optimization through experience sharing. Additionally, by learning and promoting successful cases and practices, the Company helps establish higher standards for customer service systems, drives the overall improvement of service quality in the industry, and further promotes the sustainable development and digital-intelligent transformation of customer service. In May 2024, the team of Alibaba Ecosystem and Chief Customer Office (CCO) held a co-creation meeting with Baozun. Baozun actively promoted the optimization of cross-platform communication system and established an exclusive service communication group to improve store operation efficiency. During the “Double Eleven” shopping festival, this communication platform became the core strategy coordination channel, covering real-time adjustments of key strategies such as price protection, logistics guarantee and customer service, enabling both parties to accurately respond to business challenges, ensure service stability during peak periods, help consumers obtain superior shopping experiences, and optimize the business performance of brands and platforms at the same time. Alibaba Intelligent Customer Service Training Sharing Alibaba Brand Ecosystem Co-Construction Conference Collaborative Creation Drives Industry Development

Baozun 2024 Sustainability Report 39 Responsible marketing means providing consumers with factual and accurate product and marketing information, which is essential for customer service. Baozun serves as a bridge of trust between brands and consumers by managing customer service for brands. Therefore, responsible marketing is both a compliance requirement for Baozun in serving brand partners and a responsibility to ensure that consumers receive accurate and true information about products, promoting the construction of a transparent and fair market environment. In strict compliance with the Law on Consumer Rights and Interests of the People’s Republic of China , Baozun has strengthened product information review and service quality management through a manual and AI dual-responsibility customer service model. The Company has actively taken a number of measures in an effort to eliminate misleading, exaggerated and fraudulent behaviors in the marketing process, so as to protect the rights and interests of consumers and create an honest and transparent market environment. The Company has conducted marketing compliance training for all of our customer service personnel and live stream staff, to define service red lines and enhance the customer service personnel’s awareness of responsible marketing. At the same time, the Company has established a real-time monitoring system to dynamically monitor potential scenarios of violation and further strengthened marketing compliance management so that consumers’ interests and rights and brand reputation can be safeguarded. The Company has also formulated the Procedures of AI Configuration for AI customer service, on which we set up verification steps for fine configuration processes and plans in the standardization process. The Company strictly reviews product information and promotion information, so as to ensure the authenticity and accuracy of the information externally provided. Gap China ensures that all store sales uniformly follow the headquarters’ pricing and promotion guidelines, and that all advertising promotional materials are uniformly designed and produced by the headquarters’ marketing department. The Company ensures the authenticity and compliance of marketing content through strict systems such as commodity quality control, true price labeling, and standardized product descriptions for consumers, and has set strict penalty measures for violations in an effort to eliminate misleading and fraudulent behaviors. Responsible Marketing Baozun Responsible Marketing Strategy Baozun Process of Responsible Marketing Training for Customer Service Staff Customer Ser-vice Training AI Enhance-ment Integrating responsible marketing into our regular customer service training system, with a commitment to ensuring the accuracy of product information provided to consumers Using AI to generate rigorous reviews of product information and marketing information, thus ensuring timely and detailed information updates Training on Responsible Marketing Awareness Training on Product Information Accuracy Responsible marketing is integrated into the regular customer service training system, with a total of 3 online and offline training courses for marketing compliance Each store conducts product information accuracy training for its customer service personnel and live stream staff to ensure that the product information provided to consumers is consistent with the standard product introduction provided by brand partners

Baozun 2024 Sustainability Report 40 Information Security Management System As a company specializing in e-commerce and technological R&D solutions, Baozun places significant emphasis on data security and customer privacy protection. The Company continues to strengthen its information security management system and has established a comprehensive security management framework in accordance with ISO 27001, supported by well-defined policies and procedures. External audits and management system certifications are conducted annually to ensure compliance. In addition, through information security culture development, the Company raised awareness of information security risk prevention among all staff, ensuring data security and user privacy. Baozun strictly adheres to the Internet Security Law of the People’s Republic of China , Personal Information Protection Law of the People’s Republic of China , Data Security Law of the People’s Republic of China , Information security technology - Baseline for classified protection of cybersecurity , Information Security Technology - Personal Information Security Specification , Data Exit Security Assessment Measures and General Data Protection Regulation (GDPR) of the European Union as well as other laws, regulations and standards related to information security and privacy protection. In 2024, the Company strictly complied with all applicable laws, regulations, and regulatory requirements on information security and privacy protection, with no incidents of penalties imposed by relevant authorities for violations of information security and privacy protection laws and regulations. Baozun has established a comprehensive information security management system that applies to Baozun and all its subsidiaries and variable interest entities, and regularly reviews and revises the system every year to conform to the latest requirements of relevant laws and regulations. Our information security management involves 53 system documents such as Baozun Data Security Management Specification, Cloud Service Security Management Regulations, and Threat Intelligence Management Regulations, covering the establishment of information security areas such as data security and network security. In addition, to strengthen the ability to safeguard information security, the Company comprehensively manages core elements such as access, storage, transmission, encryption, backup and recovery of data information. Regarding information security management structure, the Company has established the Information Security Management Committee as the highest decision-making body for information security management, which is fully in charge of our information security and privacy protection work. The committee reports directly to the Board of Directors on information security-related matters, ensuring the effective implementation and continuous improvement of information security strategies, and safeguarding the security and compliance of company and customer data. In addition, to establish the Company’s confidentiality management system, the oversight department of the Company has also issued the Baozun Group Confidentiality Management Measures , strengthening the risk control of the Company’s trade secrets and internal matters, standardizing the confidentiality work process, and preventing the risk of leakage. Data Security and Privacy Protection

Baozun 2024 Sustainability Report 41

Baozun Information Security Management Framework

Responsibility	Body	Level
Highest Decision-making Body for Information Security Consists of the Chief Information Security Officer (CISO) and all relevant department heads	Information Security Management Committee (Data Security Committee)	Management Level
Decision-making and Supervision of Major Information Security Matters Appointed by the Information Security Management Committee	Information Security Management Representative	Management Level
Day-to-day Information Security Management, Construction, Supervision and Assessment Information Security Department	Information Security Department	Management Level
Promotion of Intra-departmental Security Policy and Control Measures Heads of Relevant Departments	Heads of Relevant Departments	Executive Level

The Company continues to foster a culture of information security and compliance by strengthening employees' awareness of data protection. Led by the Information Security Management Committee, with joint support from the Information Security and Human Resources departments, the Company conducts user privacy and data security training twice a year, achieving 100% employee training coverage. In 2024, Baozun's Information Security Department obtained multiple professional certifications both domestically and internationally, such as Certified Data Security Governance Professional, Certified Information Systems Auditor, Certified Information Security Professional, and Data Protection Officer Certification.

The Company reviews its data security measures following advanced domestic and international standards and continues to promote data security management certification to improve its information security management level. In 2024, the Company maintained valid certifications for ISO 27001 Information Security Management System, ISO 27701 Privacy Information Management System, and cybersecurity level protection assessment (level 3). As the end of 2024, a total of 15 subsystems of the six major systems had passed the certification audit of the national evaluation agency.

Baozun 2024 Data and Privacy Protection Certification Status

Certification Type	Scope of Certification
ISO 27001 Information Security Management System	The Company obtained dual certifications for internal core management systems related to the development, operation maintenance, and operation management of Internet e-commerce platforms, including order management, warehouse management, customer marketing, business management for consumer information, employee information storage, and access middleware
ISO 27701 Privacy Information Management System	
Cybersecurity Level Protection Assessment (Level 3)	Baozun E-commerce Trading System, Baozun E-commerce Full Chain Business System, Baozun E-commerce Operation Service System, Baozun E-commerce Basic Security Support Platform, Baotong LMIS Logistics Information Management System, and Baotong WMS Warehouse Management System

Baozun 2024 Sustainability Report 42

Baozun 2024 Highlights of Data and Privacy Protection Performance

In 2024, Baozun:

- Conducted a total of **31** internal and external penetration tests for information security.
- Carried out **1** information security emergency response drill.
- Conducted **2** training and promotions related to user privacy and data security, covering **9,158** full-time employees.
- Conducted Information security and privacy protection awareness training for **1,944** new employees.

Data Security Management and Emergency Response

In the digital era, Baozun firmly upholds its commitment to data protection, continuously improves its data security management capabilities, safeguards privacy and security of its partners and consumers, and contributes to constructing a safe and healthy cyber-ecosystem. The Company carries out data management through diversified means and technical upgrades, develops a comprehensive data management system, and establishes emergency response mechanisms to prevent data leakage from protecting the Company's and its partners' data security. In 2024, the Company was recognized with the Excellent Data Security Case Award at the 2nd Pudong New Area Digital Security Risk Intelligent Management Skills Competition.

Baozun Key Security Measures and Actions for Information Security

Data Identification and Classification	Data is classified into 4 levels, including top secret, confidential, secret, and open for internal access; all top secret, confidential, and private information are under control.
Setting the Scope of Data Disclosure	Top secret data is only accessible to specific important individuals within the Company and requires CEO approval for internal access. Confidential data is only accessible by internal staff within relevant departments, and others have no access. Secret data, restricted to the relevant departments, cannot be accessed by other departments.
Data Access Control	The Company adopts the principle of least privilege to enable permissions for employees, and the authorization and adjustment of employee permissions are subject to approval before operation. Accounts are promptly disabled after an employee is transferred or leaves the Company. The Company reviews account permissions once every six months to ensure a reasonable range of access rights and implements two-factor authentication for account login to strengthen data access security.
Data Encryption	The Company implements effective encryption measures, such as password security and key security, to ensure the confidentiality of important data information transmitted and stored on business platforms.

Baozun 2024 Sustainability Report 43 Data leakage prevention is one of the key tasks in information security management. The Company continuously improves the data security emergency response system, establishes a reporting process for information security incidents, and sets up an emergency response execution team (including members of the front-end business team, back-end IT team, and information security team). At the same time, the Company conducts at least 2 data leakage drills every year for various business scenarios prone to data leakage to strengthen the staff’s information security awareness and ensure the smooth operation of the emergency response mechanism. To address the risk of network vulnerability, the Company has formulated a series of systems such as Baozun Internet Management Regulations and Baozun Loophole Repair Management Regulations , which stipulate network structure security, segmentation of network area, network behavior management, equipment security configuration and other security construction requirements to reduce cyber risks. At the same time, the Company has created a seamless vulnerability handling operation process, adopting a division of labor and cooperation among product managers, project managers, information security teams, and developers/operation and maintenance staff, to effectively prevent and handle external cyber-attacks while cooperating in vulnerability monitoring and recovery work. Furthermore, the Company conducts internal and external penetration tests annually according to the project requirements and sends the reports to the project-related parties (development, operation, and maintenance teams) for vulnerability evaluation before scheduling maintenance sessions, thereby eliminating potential risks of data leakage. In 2024, Baozun conducted information security risk assessments for 10 corporate offices and subsidiaries, only to find that the overall security level had been improved from that of last year and the risk level had been further reduced. Besides, the Company completed 60 external information security requests from brand partners, which involved the submission of information security questionnaires, reviewing contract information security clauses, providing qualification material for security certifications, and conducting on-site audits, and providing 17 brands with information security level protection support. The Company has strengthened information security audits during the supplier admission process, requiring suppliers to fill out information security review questionnaire for evaluation, while specifying security compliance requirements in contracts. In addition, the Company also requires suppliers and contractors to sign information confidentiality agreements to ensure data security and privacy protection compliance, and to ensure that the supply chain is safe and under control the security. Computer Access Control With the recall of all employees’ computer administrator rights and USB rights, employees are not allowed to install and download software on company computers and transfer data via mobile hard disk. Computer Protection Software Upgrade Employees’ computers are updated and installed with Kaspersky antivirus software that provides greater protection. The virus database is updated as often as once every 6 hours. For essential customer data, DLP data leakage prevention software is added. Core System Security Inspection Conducted security inspections on the Group’s core systems and strengthened access control management, including upgrading WAF protection, to enhance system security and mitigate potential risks. Third-party Data Usage Control Third parties are bound by contract to their responsibilities and obligations in the use of data, obtaining authorization from the data owner in advance, and maintaining a complete record of data sharing. We do not rent, sell, or provide any data information to third parties except for the completion of necessary services.

Baozun 2024 Sustainability Report 44 Employee and User Privacy Protection Baozun builds its management structure according to ISO 27701 privacy information management system, respects the rights and interests of personal information, and carries out the whole life cycle protection of personal information in all aspects such as collection, transmission and storage, use, sharing and deletion based on the principles of express consent, minimum necessity, openness and transparency, security assurance and subject participation. The Company is mindful of the changes in privacy protection-related policies and continuously improves its own management in accordance with the requirements stipulated by regulations and policies. The Company incorporated more privacy protection components into top-level information security system documents, including the Baozun Information Security and Privacy Policy , Baozun Information Security and Privacy Management Manual , and Information Security and Privacy Organization Management Regulations . The Company has formulated the Baozun Group Account Management System. Based on the account operations authority, the Company assigns authorities to store accounts operated by Baozun based on risk levels, prohibits unauthorized operations, and carried out regular inspections to strengthen account security. Meanwhile, the Company has established a Privacy Information Infrastructure (PII) system to mitigate data leakage risks through data isolation and encrypted storage. Safeguarding user data security is one of our core responsibilities. In 2024, Baozun’s design scheme for the protection of user personal information was awarded the “Outstanding Data Security Case” prize in the Pudong, Shanghai New Area Digital Security Risk Intelligent Management and Control Skills Competition. In addition, the Company conducts user privacy protection training twice a year for all employees on the eve of the “618” and “Double 11” shopping festivals, including user privacy security principles, user privacy data operation specifications, and violation reporting channels. The training is followed up by the Company’s Information Security Management Committee, to ensure that employees deeply understand and strictly implement privacy protection requirements and continuously enhance employees’ awareness and ability to protect user privacy. In 2024, the Company reported no incidents of customer privacy data breaches.

Baozun 2024 Sustainability Report 45 Baozun User Privacy and Security Principles Explain to users the purpose, manner, scope and other regulations for the processing of personal information, and seek their express consent before collecting the information. A specific, clear, and unambiguous expression of consent must be given by the individual with full knowledge of the processing of their personal information. Provide clear, understandable, and reasonable disclosures of the scope, purpose, and rules of how personal information is handled, with external supervision. Enable subjects who provide personal information to inquire, correct, and remove their personal information, as well as withdraw authorized consent, cancel accounts, file complaints, etc. Only the minimum amount and type of personal information necessary to satisfy the original purpose shall be processed. Personal information shall be promptly deleted after the purpose is achieved. Have security competencies that match the security risks faced, and take adequate management measures and technical means to safeguard the confidentiality, integrity, and usability of personal information. Express Consent Openness and Transparency Subject Participation Minimum Necessity Security Assurance

Building a Better Future with Shared Value Creation Baozun Group is committed to the deep integration of corporate value and social value. The Company values its employees’ contributions and growth, actively engages in public welfare activities, vigorously cultivates industry talents, and collaborates with all stakeholders to build a better future together. 03

Baozun 2024 Sustainability Report 47 The Company highly recognizes the key role that employees play in driving the sustainable development of the Baozun business edifice. It has always regarded employees as its precious asset and is committed to creating a diverse, equal, and happy workplace. The Company firmly safeguards the legitimate rights and interests of its employees, provides comprehensive welfare benefits, and enables them to deeply experience the philosophy of “Happy Life at Baozun”; continuously improves the Baozun Capacity Development Center training system, offering fair promotion opportunities and a broad career development platform to support employees’ personal growth and development; values the health and safety of every employee and strives to create a healthy and safe working environment. Employee Rights and Benefits The Company strictly abides by laws and regulations such as the Labor Law of the People’s Republic of China and the Employment Contract Law of the People’s Republic of China . In 2024, the Company updated the Employee Handbook and its corresponding attachments, formulated new regulations such as the Code of Ethics for Management Personnel in Marriage and Love and the Prevention and Control of Sexual Harassment, and management content related to recruitment, promotion, and performance has been integrated in the Human Resources Management Handbook , providing basic support for the comprehensive protection of employees’ legal rights and interests. The Company adheres to the principles of fairness, impartiality, and transparency in employment. It commits to providing equal opportunities in recruitment, hiring, promotion, transfer, and compensation for talents of different ages, genders, places of origin, ethnicities, religious beliefs, and marital statuses, and firmly opposing any form of discrimination or differential treatment. In addition, the Company strictly prohibits all illegal employment practices. It verified the age and identity information of candidates through identity verification and other means, to prevent the occurrence of child labor incidents, and promise to allocate work reasonably on the basis of respecting employees’ willingness to work, and avoid forced labor. Once any instances of child or forced labor are identified, the Company will immediately report the incident to the relevant authorities and take proactive measures to eliminate illegal labor practices. In 2024, there were no significant violations of laws and regulations related to hiring and dismissal of employees, work hours and holidays, promotion and equal opportunities, anti-discrimination and workplace diversity, child labor, forced labor, and other labor guidelines, nor was there any significant litigation case arising from the above matters. Employee Responsibility Overview of Employee Employment and Basic Rights System of Baozun Recruitment：Conduct employment in accordance with the laws and regulations of each operating region and the relevant terms in the employment contracts with employees. Dismissal：Establish a standardized dismissal management and termination process to fully protect employees’ legal rights and interests during termination processes. Remuneration：The Company has implemented fixed salary management for specific positions. Promotion：Offer open and transparent promotion channels, encouraging employees to analyze and identify their career goals to determine the most suitable career path. Talent Inventory：Conduct annual performance evaluations and communication with managers through an internal talent identification process. Training System：The Baozun Capacity Development Center has been established to provide strong support for staff development. Work Hours：A standard working hour system, a comprehensive working hour system, and an irregular working hour system may be implemented based on the type of work. Leave：Employees are entitled to national holidays and paid leave, including marriage leave, maternity leave, sick leave, paternity leave, additional welfare annual leave, additional welfare leave, and long-service leave as per the law. Recruitment Management Promotion Developmen Work Hours and Leave

Baozun 2024 Sustainability Report 48 Baozun Employee Benefits Overview To better protect the rights and interests of employees in terms of labor remuneration, work hours, holidays and leave, social insurance, and so on, the Company has entered into a number of collective contracts with the labor union, including the Collective Contract, the Special Collective Contract on Wages , and the Special Collective Contract on the Special Interests of Female Employees , and submitted them to the Shanghai Human Resources and Social Security Bureau for the record. On the basis of guaranteeing employees’ legal rights such as obtaining labor remuneration according to law and enjoying statutory five insurance and one fund, the Company actively implements various welfare policies and provides employees with good benefits, including but not limited to free shuttle buses, gymnasiums, and holiday gift packages. In terms of insurance, the Company purchases employer’s liability insurance for employees (including regular and part-time employees), commercial insurance for regular employees, and intern liability insurance for interns. The Company also continues to introduce health benefit programs to provide additional protection for employees through the purchase of commercial insurance. In terms of holidays, the Company grants employees annual leave and 12 days of fully paid sick leave per year (1 day per month). Furthermore, based on the duration of employment, employees who have served for more than three years are granted 1 to 5 days of seniority leave along with a certificate of recognition, and extra bonus points are given to those with over 10 years of service. Family Day Transportation allowance and lunch allowance Friday cultural afternoon tea sessions Baozun Capacity Development Center Access to fitness gym Birthday greetings Free health check-ups Annual leave Maternity leave Seniority leave Vacation gift packages Flexible working hours Part-time working option Work from home option Lactation rooms Free shuttle bus service Happy Life at Baozun Commercial insurance Internal purchases by employees

Baozun 2024 Sustainability Report 49

The Company is committed to creating a vibrant working environment for its employees and offering a diverse and colorful work experience. It organizes a variety of activities such as sports and cultural events, innovation contests, and Friday cultural afternoon tea sessions to promote a healthy work-life balance. In addition, through channels like the "Baozun Culture" public account, Baozun tabloid, and posters, the Company keeps its employees informed of the latest news, continuously advances the construction of corporate culture, and enhances employees' sense of belonging and cohesion.

In 2024, with "vitality" as the keyword, Baozun organized a variety of entertainment activities for employees to create a vibrant organizational culture in an all-round way.

"Sing! Baozun" Singing Competition

To foster internal communication among employees, stimulate organizational vitality, and create a distinctive corporate culture, Baozun has launched a variety of entertainment activities, including singing competitions, providing a stage for Baozun employees to showcase their talents to the fullest extent possible.

In 2024, the second "Sing! Baozun" Singing Competition, themed "Singing with Vitality", was held as scheduled. During the audition phase, approximately 25,000 votes were cast, selecting 50 contestants who passed the auditions, with 30 advancing to the finals. With the evaluation of 45 professional and public judges, the top ten singers of the competition were ultimately selected. This event has enriched the working life of Baozun employees and created a vibrant working atmosphere.



Baozun Autumn Vitality Run

To help employees cultivate health awareness and develop healthy habits, making health and happiness an integral part of work and life at Baozun, the Company held the first "Baozun Autumn Vitality Run" activity in 2024. This event adopted an "online + offline" interactive gameplay format to fully mobilize employees' enthusiasm. A total of 760 employees from different departments, genders, and age groups formed 38 teams and actively participated, sparking a sports craze within the Company.

In October, 150 people participated in the offline running along the riverside. Everyone set off and arrived together, greatly enhancing team cohesion.


金秋十月
宝尊
活力跑
RUNNING

Baozun 2024 Sustainability Report 50

Baozun Family Day

The Company regularly hold activities for Baozun Family Day annually, inviting employees and their families to participate on-site at the Company. Families of Baozun employees can thereby gain insight into the working environment and content in Baozun, while also immersing themselves in the Company's corporate culture.

In 2024, a total of more than 200 families participated in activities for Baozun Family Day, with a cumulative reception of over 700 person-times. The Company cooperated with public welfare organizations to integrate charity sales into activities for Baozun Family Day. A total of 1,239 donated items were collected, 549 items were sold, and the total amount raised exceeded RMB 10,000. The satisfaction rate of this event reached 98.78%.



Employee Communication

The Company values the needs of its employees and encourages them to actively engage in communication. To this end, the Company has established an open and transparent communication system and diversified communication channels to better listen to its employees' voices, fostering an open, transparent, and reliable working atmosphere.The Company has established a labor union and regularly convenes staff council meetings to promptly collect employees' suggestions, opinions, and ideas. At the same time, the Company regularly holds executive communication meetings participated by employees at the managerial level or above to provide more opportunities for in-depth exchanges between employees and senior management. Based on employees' feedback, the Company continuously improves its management initiatives, enabling employees to have a greater sense of participation and satisfaction.

In addition, the Company strives to provide convenient conditions for its employees to provide daily feedback. Leveraging satisfaction evaluation screens on all floors of the headquarters area, a comprehensive data review is conducted each month to identify potential problems and take corrective measures. At the same time, the Company has established physical "Employee Service Centers" and online platforms such as "WeCom Supreme" and "8080 Service Hotline". These channels enable the employees to offer feedback promptly, in order to help them address any issues they may encounter.

The Company conducted an enterprise health survey, inviting employees to rate from aspects such as engagement and organizational capabilities to measure employees' satisfaction with the Company. Based on the survey report, the Company will conduct employee interviews for dimensions with low satisfaction to deeply understand employees' real demands and take improvement actions. In 2024, the survey covered 92% of employees, with an employee satisfaction score of 80.9 points, 5.2 points higher than the industry average; the Company's health score was 76 points, which was slightly above the industry average.

Baozun Employee Communication Channels

- Labor Union and Staff Council
- Enterprise Health Survey
- Senior Management Communication Meeting
- HRBP Communication Team
- Employee Service Center
- WeCom Supreme
- 8080 Service Hotline

Baozun 2024 Sustainability Report 51 Employee Inclusion and Diversity Baozun advocates for a diverse workforce and is committed to creating an inclusive and respectful working environment. The Company upholds the rights of minority groups, vulnerable groups, and female employees, and firmly opposes any form of discrimination or harassment. The Company has clearly defined reporting procedures for discrimination and harassment incidents in its Prevention and Control of Sexual Harassment policy and has established measures to respond to such incidents. In 2024, the Company did not experience any incidents of discrimination or harassment. Foster Diverse and Inclusive Working Environment Care for employees with disabilities Provide decent employment opportunities Eliminate all forms of workplace discrimination Improve barrier-free facilities and provide convenient working conditions for employees with disabilities Care for female employees Protect the rights and interests of female employees in accordance with laws Insist on zero-tolerance towards any form of harassment in the workplace Set up lactation rooms and provide care for female employees who are pregnant and/or returning to work from maternity leave Adhering to the principle of “appropriate attention and equal treatment”, Baozun provides decent employment opportunities for people with disabilities, encouraging them to utilize their talents and creativity in their positions. The Company has established well-equipped accessible restrooms, assistive facilities, and passages in the office area to facilitate the work and travel of employees with disabilities. As of the end of 2024, the Company had 18 colleagues with disabilities. The Company regards female employees as an indispensable force in the workplace. The Company provides marital and maternity leave in full compliance with national and local laws and regulations. The Company also has a zero-tolerance policy for any form of harassment in the workplace and forbids the dissemination of disparaging or discriminatory information. The rights of female employees are clearly defined in the Special Collective Contract for Female Employees signed with the labor union, which also includes occasional female employee communication activities and exclusive holidays for female employees in order to protect the rights and interests of female employees thoroughly. In addition, the Company is concerned about the workplace plight faced by female employees during pregnancy and childbirth. The Company has established six star-rated lactation rooms to provide a cozy, safe and private environment for pregnant women and mothers in the workplace, supporting their work-life balance. The Company values women’s health by providing female employees with a green channel for scheduling HPV 9-valent vaccine and inviting external experts to conduct lectures on women’s occupational health. Female Male 38.20% 61.80% Gender Ratio of Employees

Baozun 2024 Sustainability Report 52 Employee Training and Development Construction of Talent Pipelines Adhering to the core values of “Excellence in Quality, Success in People”, Baozun has developed its own talent assessment matrix system. This system combines objective performance data and talent capabilities with the Company’s talent strategy and culture, focusing on individual development, team achievements, as well as diversity and inclusion. The Company uses the talent inventory nine-box grid as a tool to develop scientific evaluation criteria, comprehensively assessing employees based on performance and potential. This process helps identify high-potential and key talents, and supports the development of a succession plan based on the grid, clarifying the status of the talent pool. At the same time, the Company continuously aggregates and organizes talent resources to build a talent pool for key positions at all levels across the Company and its departments. In 2024, the Company conducted a talent inventory using a combined online and in-person approach, covering 3,662 employees, which represents a 50% increase compared to 2023. During the online phase, the Company completed an inventory of 607 employees through the talent digital system, covering all key positions, including middle and senior management and brand managers across the Group. During the in-person phase, a total of 3,055 middle and basic level employees across the Company were effectively surveyed, demonstrating the high level of attention from various departments to the development of middle and basic level employees and the construction of talent pipelines. “Lactation rooms” In 2024, the Company launched a Women’s Day care event themed “Cherishing Women, Safeguarding Health”. The Company invited four medical experts from various fields to conduct lectures on women’s health and offer health consultations to female employees. Through professional explanations and tailored advice, these experts helped women better understand their health status, raised awareness of the importance of personal health, and encouraged more women to prioritize their physical and mental well-being while balancing their careers, families, and children. Health Lecture for Female During the Workplace

Baozun 2024 Sustainability Report 53

Capacity Training

To meet the Company's business strategy and talent development needs, Baozun has established a systematic talent development and training mechanism, continuously improving the Baozun Capacity Development Center. By offering diversified training for employees at all levels, the Company supports strategic implementation, business growth, and organizational capacity building, addressing the needs for talent cultivation, job skills enhancement, and driving organizational innovation and transformation. In 2024, the Baozun Capacity Development Center achieved an integrated online and offline update, serving not only as a learning platform offering various training courses but also as an effective tool for Baozun to strengthen its employer brand building.

Baozun Capacity Development Center

Integrating eastern and western management wisdom and best practices from enterprises, the Center provides professional and effcient learning solutions are provided to employees and trainees at various stages.

Vision

To become a "military school" for future digital business talents and a globally branded enterprise think tank in the field of digital business.

Mission

To create an enterprise learning center for world-renowned brands, cultivating business elites and business leaders for companies and industries, and building Baozun into a prominent learning organization.

Module Setting

Baozun Capacity Development Center has established key capability modules such as the New Young Talents Academy, Leadership Training Academy, Brand E-Commerce Academy, Digital Technology Academy, and Supply Chain Academy.

Baozun Capacity Development Center

New Young Talents Academy	Leadership Training Academy	Brand E-Commerce Academy	Digital Technology Academy	Supply Chain Academy
Operations Class	College I (R4)	BBO Talent Development Program	TIC Orientation Camp	LSG Orientation Camp
Product Class	College II (R5)	Brand Manager Talent Development Program	Super PM&BA	Vocational Training BSCA Certification
Technology Class	College III (R6)	Store Manager Talent Development Program	Vocational Training & TIC Technology Development	Vocational Training Lean Process
Supply Chain Class	College IV (R7)	Distribution Skills Training	Vocational Training & TIC Technology Testing	
	Graduate R8+	Specialized Product Training		
	Business Development Courses			

General Courses: New Employee Orientation, Baozun Lecture Hall, Open Classes

Baozun Online Learning Platform: Selective Online courses, Study Group Communication

Baozun 2024 Sustainability Report 54

In 2024, the Baozun Capacity Development Center conducted a total of 178 online and in-person training sessions, with 35,006 participants, 1.5 times as many as in 2023. On a 5-point scale, training satisfaction reached an average of 4.9 points.

Key Training Programs of Baozun Capacity Development Center in 2024

Program	Trainees	No. of Training Sessions	No. of Participants
New Employee Orientation	New Employees	23	1,281
New Youth Talent Training Program	Fresh Graduates	75	5,715
Leadership Academy Program	Middle and Senior Management Positions	7	214
Business Thinking and Expression Series Courses	Middle and Senior Management Positions	8	170
Business English Training Program	Business Management Positions	3	90
CAP Operational Capability Acceleration Program	Reserve Store Managers, Brand Managers	17	689
Lean Management Training Program	Mid- to Back-end Employees	2	42
Distribution Business Training Program	Employees Holding Distribution Positions	2	133
Internal Trainer Development Program	Internal Lecturers	2	36
Online Classes on Compliance Training Series	All Staff	4	16,026
Online Classes on Performance Management Series	All Staff	1	4,650
Baozun Lecture Hall	All Staff	15	2,359
Vocational Skills Open Classes	All Staff	5	776

Capability Acceleration Program

In 2024, the Company defined a talent strategy based on internal cultivation, fully launching the Capability Acceleration Program (CAP) for enhancing e-commerce operational skills among mid-level talents. The program aims to nurture junior and intermediate managers through a refined talent incubation system. It establishes a clear operational capability model and a talent standard profile for Baozun, accurately identifying the competency gaps of both internal and external talent pools. The program is supported by a talent development acceleration plan and includes a systematic curriculum for operational skills training.

- **80** participants in the CAP training camp completed **8** modules of lectures and assignments
- **54** business backbones served as teaching mentors to advance **5** major teaching tasks
- **17** training sessions, with a comprehensive course evaluation of **4.92** points
- A team of **30** CAP e-commerce experts established to conduct nearly **20** R&D courses for seminars, with **17** individuals personally delivering lectures as internal trainers

Baozun 2024 Sustainability Report 55 The “Business Thinking and Expression” Course Series is designed to equip business talents and business management at the Group level with essential skills aligned with Baozun’s business strategy. The courses are customized to progress in line with talent development and job responsibilities. This core skills course has already reached nearly 250 employees in key business management positions. “Business Thinking and Presentation” Core Skills Course As the talent incubation engine of Baozun’s talent development system, the Baozun New Youth Project Z cultivates high-quality reserve talents for the entire Baozun Group through customized talent development channels and training models. Baozun’s New Youth Project Z has been selected as a representative enterprise from Jing’an District for the 2024 Shanghai New Apprenticeship Program. Referring to the national vocational skills certification system, a certification system has been established, and the Baozun E-commerce Operator (Reference Intermediate) certificate has been issued. 242 new youths of Class 2024, who were hired throughout the year, participated in 70 new youth training sessions, totaling 152 hours of training, with a total of 5,130 person-times and an average training score of 4.89. New Youth Project Z

Baozun 2024 Sustainability Report 56 The Internal Trainer Program is one of the key projects in the system construction of Baozun Capacity Development Center. It aims to better capture internal organizational knowledge, identify internal trainer talents, and expand employees’ career paths within the organization. In 2024, the Company made a comprehensive upgrade to the program. In 2024, 10 internal trainer teaching and research workshops were organized for junior and intermediate internal trainers, covering key lecturers from the six major business units. As of the end of 2024, Baozun had a total of 164 internal trainers, and internal training courses accounted for over 75% of the total in 2024. Internal Trainer Program 2024 Talent Training Highlights hours of training in total for employees, both online and offline 89,021.33 invested for training per employee RMB 416 hours of training per employee 11.31 Promotion and Development Following the talent development principle of “attaching equal importance to virtue and ability and promoting grade by grade”, Baozun has formulated Promotion Management Measures and Performance Management Measures to provide employees with ample career development space and opportunities. This approach not only meets employees’ development needs but also helps them achieve their personal career goals. Additionally, the Company has established the Baozun Group Three-Level Talent Development Committee System, which is responsible for identifying key positions and key talents in alignment with the Company’s strategic needs. It systematically plans and supports the construction of talent echelons to facilitate medium- and long-term business development, promoting the cultivation and advancement of talent at all levels. The Company always considers a clear level and grade framework as the foundation for developing talent planning and selection, performance evaluation, compensation and benefits, and other systems. Baozun’s level and grade system comprises executive, planning, strategic, and tactical levels, which correspond to detailed grades ranging from R1 (assistant) to R11 (president), with professional and managerial career paths established starting from the R4 (supervisor/senior specialist) level. Based on this level and grade system, the Company has developed several competency models, including the Universal Competency Definition , the Management Competency Model , and the Position Competency Model , providing clear talent profiles and talent standards for Baozun’s talent development system.

Baozun 2024 Sustainability Report 57

Baozun Talent Development System


E-commerce Operation Capacity Model
TIC Competency Model
Baozun Professional Competence Center
Talent Management System
Managerial Sequence
Professionl Sequence
Tactical Level
Strategic Level
Planning Level
Executive Level
Tactical Level
R11
R10
R9
Strategic Level
R8
R7
Planning Level
R6
R5
Professional Executive Level
R4
R3
Semi-professional Executive Level
R2
R1
BBO Training Program
CAP Reserve BM Training Camp
CAP Reserve SM Training Camp
New Youth Project Z
Business Leadership
Super PM/BA Development Program
TIC Youth Training Camp
Product Capacity Segment
Distribution Capacity Segment
Design Capacity Center
Level 1 Talent Development Committee
Level 2 Talent Development Committee
Level 3 Talent Development Committee
New Youth Talents Inventory

Promotion and Incentive System

- Promotion Management: Baozun has established clear promotion evaluation criteria for positions at all levels, providing a transparent framework of competency standards and a clear career development path for all employees. In 2024, to accelerate the development of mid-level and basic level staff, the Company introduced a quarterly promotion channel, with promotions for mid-level and basic level employees accounting for 91% of the total.
- Performance Management: Baozun has implemented a comprehensive performance management system that covers all employees, conducting annual performance evaluations. Through objective management, the Company enhances employees' self-motivation, effectively integrating strategy implementation, management improvement, and employee development.
- Bonus Incentives: Baozun has developed a robust incentive system to drive performance growth. Targeting business units and professional teams as incentive subjects, this system adopts a model where "organizational performance determines the bonus pool + individual performance determines the distribution", to achieve profitability accountability and reward for effort.

Baozun Employment Honors in 2024

Best Employer Branding Practice	Employee Innovative Employee Experience Program
	

2024雇主品牌创意大奖
2024 EMPLOYER BRANDING CREATIVITY AWARDS
最佳雇主品牌实践奖
BEST EMPLOYER BRANDING PRACTICE

2024雇主品牌创意大奖
2024 EMPLOYER BRANDING CREATIVITY AWARDS
员工体验创新奖
BEST INNOVATIVE EMPLOYEE EXPERIENCE PROGRAM

Baozun 2024 Sustainability Report 58 Occupational Health and Safety To safeguard employee occupational health and build a safe workplace, Baozun strictly complies with occupational health and safety laws and regulations, including the Work Safety Law of the People’s Republic of China and the Law of the People’s Republic of China on the Prevention and Control of Occupational Diseases , throughout its operations. The Company continuously improves its management system by integrating employee health and safety protections into company policies and operational guidelines. To drive the implementation of these initiatives, the Company has established a high-level cross-departmental Work Safety Management Committee and has set up safety teams in each park. These teams are responsible for daily safety maintenance and identifying potential safety hazards within the parks. To achieve the goals of “zero work-related injuries” and “zero disasters”, the Company enhances employee safety awareness through safety training, organizing safety drills, and other means. The Company promotes the participation of all staff in daily supervision work, such as identifying potential hazards in the workplace, and takes different security measures for different types of employees and work scenarios in functional departments, warehousing and logistics business departments. The Company has also established clear procedures for investigating work-related accidents to achieve comprehensive control over occupational health and safety. In the past three consecutive years, the number of work-related fatalities was 0; the number of occupational illnesses was 0; and the number of fire accidents was 0. At the same time, the Company also pays attention to the physical and mental health of its employees. In 2024, the Company launched a “Health Week” campaign to provide health diagnosis and treatment for its employees, while also relieving their work pressure. In addition, the Company continued to implement the Employee Assistance Program (EAP), providing professional psychological diagnosis, advice, and counseling to employees through online counseling, in-person training, and other forms to ensure their mental health. 2024 Annual Baozun Safety Action Highlights Conducted security training for newly recruited staff and operational safety training for on-board employees. Organized fire drills twice a year. Conducted monthly campaigns on security awareness. Held Safety Month in October to improve the safety awareness and skills of all staff. Safety Training Established a Safety Production Management Committee comprising the Vice President, the head of the Human Resources Department, and heads of business units. Monthly multi-departmental inspections of logistics zones were organized by business departments, as were monthly safety meetings. A safety risk assessment was conducted for all zones once every six months. Safety Risk Assessment All logistics parks were divided into three categories according to area size, with each park setting up a safety team under the guidance of the Loss Prevention and Supervision Department. Baozun warehousing security employees worked together with third-party safety personnel and business department employees to carry out safety protection work as well as generate weekly and quarterly reports. Monthly evaluation of each park by the Loss Prevention and Supervision Department according to the Advanced Parks Evaluation Form for Security. Safety Inspection and Evaluation

Baozun 2024 Sustainability Report 59 In 2024, Baozun conducted two “Employee Health Care Week” campaigns, aiming to convey the Company’s people-centric care to employees, enhancing their attention to and awareness of physical and mental wellness, and fostering a happy workplace. The campaigns included health care services such as shoulder and neck massages, instrument-based health screenings, and medical consultations to improve employees’ well-being. Additionally, the Company organized engaging events like mindfulness meditation sessions and stress-relief crafting workshops to help employees effectively alleviate work-related pressure during their spare time. Happy Work, Healthy Life - Employee Health Care Week

Baozun 2024 Sustainability Report 60

Sustainable Supply Chain

The Company actively advances sustainable supply chain management to ensure that procurement activities' environmental and social impacts are minimized. Baozun strengthens sustainable development practices such as employee rights protection, business ethics compliance, and environmental protection by closely collaborating with partners through sustainable management and evaluation of the supply chain. While promoting the sustainable transformation of the supply chain, the Company is also committed to enhancing the long-term stability and sustainability of its own business.

Strictly abiding by laws and regulations such as the *Civil Code of the People's Republic of China* and *The Bidding Law of the People's Republic of China*, the Company formulated *Baozun Procurement Policy 3.0*, and *Gap China Procurement Policy* to define its principles of responsible procurement and establish a comprehensive life-cycle management system and streamline the process of supplier qualification, procurement strategy, bidding, warehousing, and supplier assessment.

Baozun's main suppliers are categorized as engineering administration, professional services, IT and data centers, digital marketing, flexible employment, and warehousing and logistics; Gap China's main supply products involve apparel OEM.

Baozun Sustainable Procurement Principles

- Strictly comply with the requirements of relevant national laws and regulations
- Adhere to business ethics, integrity, openness and transparency
- Committed to optimizing total cost
- Information sharing and intercommunication within the industry
- Adhere to green procurement principles

Baozun 2024 Sustainability Report 61

Baozun Full Life-cycle Supplier Management System

Supplier Management Process | **Operational Initiatives**

Supplier Qualification Review

- Developed the *Baozun Group Supplier Admission System*, requiring suppliers to fill out the *Baozun E-commerce Supplier Information Form* to assess their basic situation, equipment, products, staff, and supply capacity.
- The supplier access system requires all partners to strictly adhere to the principles of compliance and integrity in business operations. They must accept and sign five agreements issued by Baozun, *Confidentiality Agreement*, *Anti-Corruption and Compliance Declaration*, *Family and Friends Relationship Declaration*, *Supplier Code of Conduct*, and *Network Security and Data Protection Standard Terms*. These agreements ensure that suppliers uphold business ethics throughout the collaboration, eliminate any form of unfair competition, and strengthen information and data security management. Together, they aim to maintain a fair, just, and transparent business environment and promote the sustainable development of the supply chain. To create a sustainable development ecosystem for the e-commerce industry, the *Supplier Code of Conduct* requires and encourages partners to cooperate on a variety of issues, including human rights, environmental protection, privacy and confidentiality, anti-corruption, and economic development.
- Implemented a supplier blacklist system in which suppliers who violate corruption laws will not be endorsed.
- The Company has supplemented the signing of existing suppliers who have not yet signed relevant agreements to ensure the coverage of supply chain compliance management. In 2024, the Company's signing rate for the above-mentioned five agreements reached 96%. For suppliers who have not yet signed due to special circumstances, the Company has established a strict special approval process, and cooperation can only continue after approval.

Procurement Strategy

- The Company has established a strategic category procurement plan and introduced concept of total cost of ownership. By considering supplier sustainability in addition to three dimensions of price, service and quality, the Company encourages brand partners and other stakeholders to choose suppliers with a better total cost of ownership and better sustainability in the procurement decision-making process.

Quality – Professionalism and quality assurance

Price – Price competitiveness

Service – Timely delivery; After-sale service

Sustainability – Environmental performance and green attributes; Occupational health and safety

- Switched holiday gift boxes to sustainable canvas bags for everyday use by employees.
- Purchasing environmentally friendly raw materials, such as cardboard boxes made from recycled material and packaging boxes certified by the Forest Stewardship Council (FSC).
- Gap China prioritizes suppliers who can provide environmentally friendly and sustainable fabrics based on cost and texture factors, and will give corresponding order volume preferences to suppliers who can provide environmentally friendly fabrics.

Procurement Execution

- Actively implement a localized procurement policy with a local procurement ratio of over 99% to minimize transportation costs while reducing the environmental impact of the transportation process.

Baozun 2024 Sustainability Report 62

Supplier Management Process	Operational Initiatives
Supplier Evaluation	• Suppliers are categorized and managed by the procurement amount. The Company conducts supplier assessments twice a year for category A suppliers and once a year for category B suppliers. In order to ensure that the quality of products provided by suppliers meets the Company's standards, the Company conducts targeted assessment according to supplier categories and formulated the *Supplier Evaluation Form* and *Supplier/Contractor EHS Audit System* to review a multitude of aspects such as quality, price, service, occupational health and safety. • Suppliers who fail to pass the assessment will be ordered to rectify within a specified period of time, and the cooperation will be suspended until the completion of rectification to ensure the stability and high-quality development of the supply chain. • Gap China conducts annual third-party factory audits for all suppliers to comprehensively review suppliers' compliance with operational and sustainable development requirements. The content of such audits includes the formulation and implementation of policies (such as anti-child labor, anti-bribery, and anti-forced labor policies); employee welfare benefits; a safe working environment; and environmental protection. The Company provides corrective plans to suppliers whose factory audits do not meet compliance standards, then follows up on and pushes the completion of these plans.
Empowering Suppliers	• Promoted supplier diversification, maintaining a fair and just competitive environment while embracing social responsibility. • Conduct regular training for suppliers. For the interim customer service suppliers during the promotional period, the Company conducts supplier training twice a year, shares real cases of operational accidents, and conducts self-examination and early warning of related hidden dangers based on the precipitation summary of the cases. In addition, in 2024, the Company conducted training for suppliers on the update of the supplier admission system. • Share sustainable development knowledge with suppliers. In 2024, logistics suppliers were invited to conduct exchanges and discussions that focused on energy conservation and carbon reduction, green packaging design, and future developments.

Baozun 2024 Supplier Management Highlights

In 2024, Baozun：

A total of suppliers
4,550

Including domestic suppliers
4,432

Accounting for
97%

Audited suppliers
22

Approved suppliers
21

Suppliers attended supplier training
1,276

With a total of hours of training
636

Baozun 2024 Sustainability Report 63

Public Welfare

Implementing the Concept of "Forging Compassion through Public Welfare"

Baozun, driven by a strong sense of social responsibility, upholds the philanthropic ethos of "Forging Compassion through Public Welfare". The Company actively fulfills its corporate social responsibility through material donations, volunteer activities, and public welfare courses. Baozun continuously contributes to community development, educational assistance, and medical aid, and strives to foster a compassionate, responsible community relationship and contribute to the construction of a better society.

In 2024, the Company regularly carried out public welfare activities, such as voluntary blood donation and water stations, to support the development of local communities. In addition, Gap China actively participated in public welfare and charitable activities. In 2024, it was awarded the title of "Outstanding Voluntary Service Team" and the "Public Welfare Practice Award of the Year 2024".

Voluntary Blood Donation

Baozun encourages all employees to actively participate in public welfare activities, and has been carrying out free blood donation activities for many years. To increase employee motivation and engagement, the Company also offers a number of incentives including blood donation leave, vouchers, and Gap Bears and Mystery Boxes for employees who register and successfully donate blood.

Setting up Water Stations

With the continuous high temperature in summer, many places in Shanghai have set up "Water Stations" to provide care and coolness to outdoor workers who stick to their posts in the scorching summer.

In August 2024, the labor union of Baozun Group joined the "Water Station" public welfare campaign, providing free chilled mineral water to outdoor workers such as sanitation workers, traffic police, couriers, and food delivery riders, allowing them to feel a hint of coolness in the scorching heat and conveying society's respect and gratitude to them.


BAO ZUN
宝尊电商
爱心水站

Baozun 2024 Sustainability Report 64 Activity of Respect for the Elderly Donations for Children with Congenital Heart Disease Donations for Siyuan Smile Action In October 2024, on the eve of Double Ninth Festival, Gap China partnered with Shanghai Nanjing West Road Community Volunteer Service Center to carry out the theme activity of Respect for the Elderly Month. Together with retired cadres and elderly people living alone, participants created creative handicrafts to send love and blessings to the elderly, effectively strengthening interaction with the community and contributing to the construction of a harmonious community. In 2024, in response to the treatment needs of children with congenital heart disease from impoverished families in China, Gap China actively cooperated with the Heart to Heart Shanghai Special Fund to provide surgical assistance to children in remote areas through donations and product sales. As of November, Gap China had sponsored 44 children from impoverished families to undergo surgical treatment, successfully saving their lives and changing their futures. In July 2024, Gap China voluntarily donated over RMB 130,000 worth of Gap branded children’s clothing products to the “Siyuan Smile Action” project, providing clothing support for children with cleft lip and palate. In addition, Gap China organized nearly thirty employees to participate in a volunteer service activity of sewing smiling elephant dolls, which were given as gifts to the sick children, aiming to alleviate and eliminate their possible tension and anxiety before surgery, and convey hope.

Baozun 2024 Sustainability Report 65 Gap China Social Welfare Awards “Excellent Volunteer Service Team” Public Welfare Practice Award of the Year 2024 In addition, Baozun attaches great importance to the education in townships and the career development of women in remote areas. The Company provides substantial assistance to women in township primary schools and remote areas through rural pairing and public welfare projects and exchange activities for women entrepreneurs, so as to promote rural revitalization and comprehensive social and economic development from multiple perspectives. Since partnering with the Malipo County government in Wenshan Prefecture, Yunnan Province, Baozun has actively engaged in a variety of joint activities. In 2024, Baozun took the initiative to fulfill its partnership commitments to Malipo County by collaborating with the Shanghai Zhonggu Public Welfare Youth Development Center to carry out a series of public welfare activities aimed at enhancing the educational and information technology standards in Malipo County. Computer Classroom Setup: As part of these public welfare efforts, Baozun donated a total of 33 computers for students and 5 computers for teachers to Laozhai Primary School. Volunteers were involved throughout the process of setting up the computer classroom, contributing their modest efforts to the construction of local IT educational facilities. Public Welfare Computer Classes: Baozun initiated public welfare computer classes, where volunteers taught students about computer usage knowledge and skills. Through lively and engaging teaching methods, they helped students gain a preliminary understanding of computer operations. Donation of Eye-protecting Lamps: To address the issue of dim lighting in some primary and secondary school classrooms, Baozun’s labor union donated eye-protecting lamps to Wazha Primary School in Daping Town and Laodifang Primary School in Malipo Town, providing students with a good learning environment. “Green Computer Classroom” Settled in Laozhai Primary School, Tianbao Town, Malipo County

Baozun 2024 Sustainability Report 66 Baozun firmly believes that continuous learning and open communication are keys to achieving business success. In 2024, Baozun collaborated with the “Unlimited Her – Women’s Development Center” to invite female entrepreneurs and leaders from remote areas to visit the Baozun building, allowing them to personally experience Baozun’s corporate culture and company atmosphere. In addition, leveraging the attributes of the e-commerce service industry, Baozun shared insights on “E-commerce Trends and Baozun Solutions” and “Rednote Marketing Methodology” with the female entrepreneurs, aiming to help them decode the marketing strategies of national brands, better grasp the pulse of e-commerce operations, and advance towards larger and more mature business platforms. Hand in Hand, Baozun Empowers Rural Women’s Development Support for Industrial Talent Cultivation As a leader in China’s e-commerce service industry, Baozun is committed to continuously deepening the integration of industry, academia, and research. The Company provides employment training positions for students, assists vocational education through school-enterprise cooperation, and supplies a continuous stream of outstanding talents to the e-commerce industry, promoting its sustainable development. Baozun Industry Talent Development Initiative Establishing the Baozun-Nantong Open University E-Commerce Industry College in collaboration with Nantong Open University, exploring a systematic path for industrial talent development. The Company has adopted a teaching model that combines learning and practice, offering e-commerce design courses covering four main areas: operations, design, live streaming, and customer service, comprehensively enhancing the trainees’ qualities and skills. Focusing on educational levels in rural and remote areas, the Company proactively directs its vocational education resources towards these regions. The Company has partnered with institutions such as Hunan Yiyang Vocational and Technical College to provide targeted training, which not only strengthens Baozun’s talent pool but also supports the development of long-term mechanisms for rural revitalization. Organizing the “Hang Bao Business Festival” for several consecutive years, where students participate in activities such as team-based product selection, business development, product management, logistics management, and after-sales service. This initiative enhances students’ practical experience and promotes the integration of industry and education.

Creating a Green Development Vision on a Low-carbon Foundation With increasingly severe climate and environmental challenges, Baozun adheres to the principles of green development, striving to balance economic growth with environmental responsibility. To ensure proper disposal of emissions and waste, the Company has established a comprehensive environmental management system. The Company is implementing a “full-chain” green operation strategy in multiple aspects such as workplace, warehousing, logistics, and packaging, and reducing environmental footprints in all aspects from resource conservation, energy optimization to recycling. The Company works closely with the partners to explore innovative solutions and strives to achieve harmonious coexistence with the natural environment. 04

Baozun 2024 Sustainability Report 68 Environmental Management System Environmental Management Goals Baozun strictly complies with the Law of the People’s Republic of China on Environmental Protection , Law of the People’s Republic of China on the Prevention and Control of Air Pollution, Law of the People’s Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste , and other relevant environmental protection laws and regulations in the overseas operation base. The Company places strong emphasis on green management and practices across the operations, and works to advance coordinated, low-carbon development throughout the value chain. In 2024, the Company did not experience any violations of environmental protection laws or regulations, nor any incidents involving pollutant levels exceeding regulatory limits, illegal discharges, or related litigation. The Company has established a comprehensive environmental management system to minimize operational impact on the environment. Under the guidance of the Company’s Sustainability Committee, Baozun’s Administrative Department is responsible for environmental management at Baozun’s headquarters campus, implementing measures such as waste reduction, energy conservation, and emission reduction. Meanwhile, the Logistics and Supply Chain division has established an ESG Executive Committee that oversees business units responsible for managing environmental practices in logistics park operations, with the goal of continuously reducing their environmental impact. The Company has formulated a series of regulations such as the Environmental Monitoring Management System , Baozun Group Office Area Management Code , Energy-saving Management Measures for Warehousing Operations , Warehouses Waste Management Measures , and Energy-saving and Consumption-Reducing Management System of Baotong E-logistics to ensure the effective operation of the environmental management system. The Company regularly conducts environmental protection training for all employees, including temporary workers. The training covers topics such as water conservation, electricity conservation, and waste reduction. Posters promoting energy conservation and consumption reduction are displayed in office areas to raise employees’ environmental awareness. In 2024, the Company shared monthly updates with employees on energy-saving data and electricity conservation measures, along with the Company’s progress and interim results in energy conservation and emission reduction, encouraging employees to maintain a green lifestyle. To address energy use and waste generated during production in the industrial parks, the Company developed dedicated training materials and conducted promotional sessions across all parks. Each quarter, exemplary cases of energy conservation and emission reduction are selected and shared to enhance employees’ environmental awareness and practical capabilities. To achieve “full-chain” green operations, Baozun has formulated comprehensive environmental management goals, covering multiple dimensions such as GHG emissions, energy consumption, water resource utilization, packaging material utilization and waste disposal, with clear implementation requirements defined for each business link. By regularly monitoring target progress and adjusting energy-saving and emission reduction measures based on actual conditions, the Company aims to continuously improve environmental performance. To actively address the challenges of global climate change, the Company sets clear carbon neutrality goals that cover both its own operations and the value chain in 2022. For more information, please refer to the Baozun Carbon Neutrality White Paper. GHG Emissions (Refer to “Climate Change Mitigation and Adaptation” in this report for details) Energy Use Water Consumption To reduce GHG emissions (Scope 1 and Scope 2) by 50% by 2030 against base year 2021; to reduce GHG emissions (Scope 3) by 50% by 2030 against base year 2021 To achieve carbon neutrality across the value chain (including Scope 1, Scope 2, and Scope 3) by 2050 To promote photovoltaic power generation and increase the proportion of renewable energy usage to 80% by 2040 To reduce water consumption, and strive to reduce per capita water consumption Baozun Environmental Management Goals

Baozun 2024 Sustainability Report 69 Climate Change Mitigation and Adaptation As the leader of China’s e-commerce brand service industry, Baozun recognizes climate change as a global challenge and actively contributes to national goals, including “carbon peaking by 2030 and carbon neutrality by 2060”. The Company refers to the International Financial Reporting Standards (IFRS) S2 - Climate-related Disclosures , issued by the International Sustainability Standards Board (ISSB), to establish a climate change management system based on four dimensions: governance, strategy, risk management, and metrics and targets. This system is designed to identify and address relevant risks and opportunities, and set and advance carbon neutrality goals, so as to achieve the long-term vision of sustainable development. Non-hazardous Waste Disposal Packaging Material Utilization Hazardous Waste Disposal To achieve 100% waste separation in office buildings, warehousing, and logistics parks by 2025 To work with brands and all other partners upstream and downstream to reduce the secondary packaging of e-commerce shipments To continuously promote the recycling of packaging such as turnover boxes between self-operated warehousing and logistics parks To maintain a 100% compliance rate for hazardous waste disposal by 2025 Baozun Climate Change Management System Governance Establish a climate governance framework led by the Board of Directors to ensure the systematic, top-down advancement of climate change management initiatives. Make climate change mitigation and adaptation one of the priorities across business units and in logistics and supply chain management. Strategy Assess the potential impact of identified material risks and opportunities on the Company, and formulate corresponding management strategies. Identify the major sources of greenhouse gas emissions and implement relevant management actions to reduce the carbon footprint across the entire operational lifecycle. Risk Management Identify potential risks and opportunities in operational activities to inform the development of response strategies. Integrate climate-related risks and opportunities into the overall operational risk management framework. Metrics and Targets Set GHG emissions reduction targets and disclose GHG emissions and emission intensity in the sustainability report each year to assess the level of performance of the Company's climate change management and to formulate improvement plans.

Baozun 2024 Sustainability Report 70 Climate Governance Baozun’s climate change governance framework consists of three levels: the strategic level, the leadership level, and the implementation level. The Board of Directors oversees and sets the management strategy and direction for the Company’s medium- to long-term response to climate change. The management team is responsible for integrating climate resources across departments and strategically deploying major projects, and reporting directly to the Board of Directors. Additionally, the Company has established a Climate Change Task Force, which is tasked with implementing relevant decisions. The Company implements a carbon performance management mechanism, refining and breaking down carbon emission reduction targets to each park, and promoting the implementation of emission reduction tasks in each park. To ensure the effective implementation of emission reduction, the Company has incorporated the staged results of carbon neutrality targets into the performance appraisals of relevant department heads. Heads who perform well will be rewarded, while those failing to meet the requirements will undergo training. Climate Strategy Baozun regularly identifies and dis closes po ten ti al risks and opportunities of climate change, and by constructing a climate change related matrix, clarifies the risks and opportunities that have a significant impact on the Company, providing a basis for formulating response strategies. Stategic Level Implementation Level Leadership Level Board of Directors Climate Change Task Force Management Level Assess risks and opportunities related to climate governance Monitor, review and define the Company's climate strategy and objectives Regularly review the Company's climate objectives and progress Establish, guide and review climate strategies Drive the implementation of carbon-neutral management actions across all departments Identify, assess and advise the Board on climate risks Organize company resources, and implement low-carbon initiatives Implement the decisions made by the leadership team Baozun Climate Change Governance Structure Baozun Climate-related Risks and Opportunities Matrix High Low High Degree of impact of Risks and Opportunities Probability of Occurrence of Risks and Opportunities Climate-Related Risks Climate-related Opportunities Policy and Legal Risks Reputational Risks Acute Physical Risks Resource Efficiency Adaptability Technology Risks Market Opportunities Resource Use Risks

Baozun 2024 Sustainability Report 71

Baozun Potential Risks and Opportunities of Climate Change

Type	Specific Description	Impact Scope	Financial Impact	Impact Period
Policy and Legal Risks	There may be a risk of legal liability, disciplinary measures, damages to property, or loss of business reputation due to non-compliance with climate-related policies or laws.	Direct Operation	Revenue ↓ Credit Risk ↑	Long-term
Technology Risks	In the process of technological transformation, the development and application of energy-saving and environmental protection technologies such as green apparel, green packaging, and waste treatment may face challenges such as technological bottlenecks, cost pressures, or insufficient market acceptance, which can have an impact on the Company's operational efficiency and business expansion.	Direct Operation	Operation Cost ↑ Revenue ↓	Mid-term Long-term
Resource Use Risks	Energy, water, raw materials, and other resources required for production and operations may be in short supply or become less available due to the effects of climate change. For example, climate change may cause stricter control of forest resources, resulting in higher packaging prices.	Direct Operation	Operation Cost ↑ Revenue ↓	Mid-term Long-term
Reputational Risks	Stakeholders expect the Company to take proactive management actions and improve transparency in information disclosure in response to climate change. If the Company fails to respond to stakeholders' requests, or there is insufficient performance in climate change governance, green technology innovation, and progress of carbon neutrality goals, it may lead to damage to the Company's reputation and have an impact on the Company's business.	Direct Operation	Revenue ↓	Short-term Mid-term
Acute Physical Risks	Drastic climate changes such as typhoons and floods will result in extreme weather or natural disasters, which may damage the Company's assets or result in the loss of personnel and business interruption. This may lead to delays in product production and disruptions in logistics distribution in the Company's upstream and downstream supply chains.	Upstream of Value Chain Downstream of Value Chain	Operation Cost ↑ Revenue ↓	Long-term
Market Opportunities	Brand partners and individual consumers place increasingly high attention to green products and services. If the Company is in a leading position in this regard, it may attract more sustainability-conscious brand customers and consumers.	Direct Operation Downstream of Value Chain	Revenue ↑	Mid-term Long-term
Adaptability Opportunities	The Company is proactively improving the ability to address climate risks and optimize climate opportunities by promoting a green supply chain and facilitating climate change-related business research and industry communication while enhancing its brand image as a socially responsible company.	Upstream of Value Chain Direct Operation Downstream of Value Chain	Revenue ↑	Mid-term Long-term
Resource Efficiency Opportunities	Carbon emissions and energy costs can be significantly reduced through the utilization of renewable energy generation facilities and the adoption of more efficient modes of transportation. At the same time, by introducing automated equipment and optimizing warehousing and logistics management, the Company has further improved operational efficiency and reduced resource waste.	Direct Operation	Operation Cost ↓	Short-term Mid-term

Baozun 2024 Sustainability Report 72 Based on the Life Cycle Assessment (LCA) management framework, Baozun systematically analyzes and calculates the GHG emissions resulting from various stages of business operations. This enables the Company to clarify the GHG emissions generated throughout the entire business process and to further refine its strategies to respond to climate change. Based on the identification results of risks and opportunities, the Company focuses on reputational risks, resource use risks and resource efficiency opportunities. Based on the emission reduction potential of each emission stage and Baozun’s influence on them, the Company regards commodity procurement, logistics and warehousing, office and store operations, employee commuting, and business travel as the core parts of carbon emissions management. The Company has developed a carbon neutrality strategy that focuses on digital and intelligent innovation technologies. By optimizing operational processes and delivering low-carbon products and services, the Company is advancing the carbon neutrality goals for Scope 1 and Scope 2 emissions. The Company actively collaborates with upstream and downstream partners to build a green e-commerce ecosystem. Together with employees, brand partners, and consumers, the Company promotes sustainable production and lifestyles, co-creates a green value chain, and contributes to the achievement of China’s “30·60” carbon reduction goals. Key Stages of the Life Cycle Sources of Carbon Footprint Self-Operations (Scope 1 and Scope 2) Operation of Offices and Stores Direct consumption of electricity and energy by Gap China stores and offices Internal Logistics and Warehousing Direct consumption of electricity and energy in self-owned warehouses and logistics transportation Value Chain (Scope 3) Procurement of Goods GHG emissions generated in the production and transportation stages of the goods and services purchased Third-party Logistics and Warehousing Direct consumption of electricity and energy in third-party warehouses and logistics transportation Employee Commute and Business Travel GHG emissions generated in the Company’s operations through employee commutes and business travel Source of GHG emissions in Baozun Baozun Carbon Neutrality Core Strategy Digital Intelligence Innovation Co-create Working together for a sustainable future Focus Delivering low carbon products and services Lead Building a green e-commerce ecosystem

Baozun 2024 Sustainability Report 73 Baozun’s Response Actions for Risks and Opportunities by Climate Change Climate-related Risk Management Baozun has established a comprehensive climate risk management process. The Company considers geographical locations and business types to systematically identify potential climate-related risks and opportunities. Through internal discussions, and by integrating its business development strategy with expert opinions, the Company assesses the potential financial impacts of these risks and opportunities. Based on the assessment results, the Company prioritizes the risks and opportunities according to their likelihood and potential impact on the Company. This enables the Company to formulate corresponding climate change response strategies and action measures to effectively manage climate-related challenges and seize development opportunities. Baozun monitors extreme weather events and is working to establish a comprehensive emergency management plan for extreme weather. Baozun strives to promote the green development of the supply chain, incorporating environmental factors such as GHG emissions into supplier assessments, and conducting environmental awareness campaigns among suppliers. Baozun is carrying out diversified sustainable consumption advocacy activities to promote the concept of green consumption. Baozun continues to promote the green transformation of energy structure, continuously optimizing the transmission efficiency of warehousing and logistics links, thereby improving energy efficiency. Acute Physical Risks Adaptability Opportunities Market Opportunities Resource Efficiency Opportunities Baozun strictly abides by the carbon-related laws and regulations that have been issued in the locations where it operates at home and abroad, and strives to identify possible policy and legal risks in the future, and there have been no illegal activities so far. Baozun collaborates with brand partners, apparel manufacturers, and logistics partners to promote the recycling of green packaging and materials. Baozun advances the R&D of green packaging materials and sustainable apparel design, promotes the recycling of waste, and continuously monitors waste end treatment facilities and secondary uses. Baozun has set carbon neutrality targets, continues to carry out emission reduction actions, and regularly publicly discloses progress in emission reduction. Policy and Legal Risks Resource Use Risks Technology Risks Reputational Risks

Baozun 2024 Sustainability Report 74 Climate Metrics and Targets Based on the investigation and management of its own carbon emissions, combined with in-depth insights into industry trends and the direction of sustainable social development, the Company has established medium- and long-term carbon reduction targets. Compared to the base year of 2021, Baozun’s GHG emissions for Scope 1 and Scope 2 data in 2024 decreased by 35.46%[1]. The Company actively discloses its GHG emissions. In 2024, Baozun achieved a score of B (Management Level) in the CDP Climate Change Questionnaire. Baozun’s Commitment to Carbon Neutrality Baozun’s GHG Emissions from Operations in 2022-2024 Medium-term Target Long-term Target To reduce GHG emissions (Scope 1 and Scope 2) by 50% by 2030 against base year 2021; to reduce GHG emissions (Scope 3) by 50% by 2030 against base year 2021 To achieve carbon neutrality across the value chain (including Scope 1, Scope 2, and Scope 3) by 2050 Note: [1]. To ensure comparability with base year data, the Scope 1 and Scope 2 GHG emissions disclosed in this section differ from the boundary of the Company’s consolidated financial statements, as they do not include Gap China. For GHG emissions data including Gap China, please refer to the “Sustainability Manage-ment Performance - Environment” section. 12,481 11,180 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 10,301 316 279 232 Total GHG Emissions Unit: tCO2e GHG Emissions (Scope 1) 12,165 10,022 10,948 GHG Emissions (Scope 2) 2024 2023 2022 Total GHG Emissions GHG Emissions (Scope 1) GHG Emissions (Scope 2) 2024 11,180 232 10,948 2023 12,481 316 12,165 2022 10,301 279 10,022

Baozun 2024 Sustainability Report 75 Annual Progress of Baozun Carbon Neutrality Roadmap and Carbon Emission Reduction Actions Delivering Low Carbon Products and Services Building a Green E-commerce System Joint Efforts for a Sustainable Future 2025 2024 2030 2040 To achieve carbon neutrality across the value chain 2050 Critical Time Points Carbon Neutrality Milestones Scope 1 and Scope 2 GHG emissions decreased by 35.46% compared to 2021 To achieve a 17% reduction in Scopes 1 and 2 GHG emissions compared to 2021 To achieve a 50% reduction in Scopes 1 and 2 GHG emissions compared to 2021 To achieve an 80% reduction in Scopes 1 and 2 GHG emissions compared to 2021 To achieve a ratio of 80% renewable energy use for operating activities All suppliers are required to sign the Supplier Code of Conduct, which includes environmental protection clauses, to promote the adoption of green and low-carbon practices among suppliers Led 10% of core suppliers to undertake carbon reduction projects To continuously lead core suppliers to undertake carbon reduction projects To continuously lead core suppliers to undertake carbon reduction projects To achieve a 50% reduction in Scope 3 GHG emissions compared to 2021 To achieve an 80% reduction in Scope 3 GHG emissions compared to 2021 Continued to collaborate with employees, brand clients, and consumers to jointly promote sustainable work and lifestyles To promote sustainable work and lifestyles

Baozun 2024 Sustainability Report 76 “Full-Chain” Green Operation Baozun is committed to driving green development through technological innovation. By applying digital intelligence technologies and advanced equipment, the Company optimizes energy efficiency in its office environments as well as warehousing and logistics parks. At the same time, the Company collaborates closely with brand clients and supply chain partners, focusing on key stages such as packaging and transportation. Through intelligent optimization, energy transition, and resource conservation, the Company strives to create a “full-chain” green operation model, providing consumers with more environmentally friendly and low-carbon products and services. “Full-Chain” Green Operation at Baozun Green Warehousing Green Logistics Green Packaging Green Workplace Optimize warehousing equipment, create automated and integrated warehousing and logistics operations, and reduce the amount of electricity consumed in warehousing. Increase the efficiency of logistics while decreasing diesel and gasoline consumption in transportation. Encourage carton reduction and recycling, and reduce plastic waste by using more eco-friendly packaging like winding tape. Continuously carry out campaigns to increase employees’ awareness of environmental protection, promote actions to conserve electricity, water, and paper in the workplace, and encourage employees to reduce energy and resource waste during commutes.

Baozun 2024 Sustainability Report 77 Green Workplace As part of Baozun’s green initiatives, the Company has developed the Baozun Office Area Management Specification to implement green concepts in daily office operations and create an environmentally friendly workplace. The Company has continuously carried out energy and resource conservation initiatives, focusing on reducing electricity, fuel, water, and paper consumption. The Company ensures risk-free access to appropriate water sources and has optimized energy use across its office areas by leveraging digital technologies. In 2024, through lean operational management, the Company effectively controlled energy consumption at its headquarters building, resulting in annual energy cost savings of RMB 330,000. Main Measures for Green Workplace at Baozun Reduction of Electricity Consumption Reduction of Fuel Consumption Conservation of Water Reduction of Paper Usage Air Conditioning Control and O&M Use the air conditioning centralized control platform to uniformly adjust the temperature of each work area, install sunshades for outdoor units, and increase maintenance frequency, to improve the energy efficiency of the air conditioning system Advocacy of Public Transport Commuting Advocate the provision of shuttle buses for employee commuting, reducing the number of employees driving or taking taxis, and thereby reducing carbon emissions per unit of mileage Water Efficient Devices Use water-saving products and equipment, and replace toilet flushing systems with sensor switches Double-sided Printing Promote duplex printing and a paperless office Energy-saving Office Equipment Adjust the power settings of office equipment to low-energy modes when not in use, turn off and unplug devices before the end of the workday, and enforce time limits on meeting room usage to reduce electricity waste caused by idle spaces Efficient Lighting with Sensors Prioritize the use of natural light in offices, adopt LED energy-efficient lamps with sound sensors, adjust workstation layouts to reduce nighttime lighting areas, encourage employees to turn off lights when leaving, and strengthen management through scheduled inspections Construction of Vehicle Charging Facilities Install charging stations in the parks to encourage employees to use new energy vehicles and reduce fossil fuel consumption Water Conservation System Enhance water resource management include collecting appropriate water charges from the canteen suppliers and staff, display water-saving slogans at water-using areas to reduce waste in the canteen and employee dormitory common areas Paperless Day Designate the 5th of each month as “Paperless Day”, where hand towels are not provided, and employees are encouraged to reduce paper usage Power Generation of Photovoltaic Carports Put photovoltaic carports into use in the headquarters office area, with an annual electricity generation of 79.89 MWh and a reduction of 42.87 tons of carbon dioxide emissions

Baozun 2024 Sustainability Report 78 Energy Saving and Consumption Reduction CompetitionCompetition In 2024, the Company initiated an electricity-saving competition at its headquarters building. Energy-saving teams were set up for each floor, and the electricity consumption of each floor was compared to its own historical data. This competition among floors promoted employees’ awareness of energy conservation. A special reward mechanism was established, with the floor achieving the highest monthly reduction rate receiving an “afternoon tea” reward. As a result, the Company saved a total of 354.99 MWh of electricity in 2024. This activity not only effectively reduced electricity consumption but also fostered a green and low-carbon working atmosphere. Enabling Efficient Operation of Air Conditioning Systems with Digital Technology The headquarters building of Baozun was equipped with a variable refrigerant volume (VRV) multi-connected air conditioning centralized control system. Using temperature sensors, the system can control air conditioning switches, set temperature ranges, select cooling and heating modes in the background, and automatically adjust the air supply volume to match the office environment with a temperature suitable for human bodies, thus improving the efficiency of the air conditioning. In 2024, the Company further refined the switching rules for air conditioning operation modes, and added the function of sensing outdoor temperature based on seasonal periods, achieving automatic switching between cooling, heating, and ventilation modes, making energy management and control more refined and intelligent. In addition, the Company has set the automatic shutdown frequency of the system at night to 3 times, avoiding energy waste caused by long-term operation and further improving the energy-saving effect. Green Warehousing Baozun’s warehousing and logistics parks play a vital role in its low-carbon operations. Leveraging the 365 integrated energy service platform, we monitor water, electricity, and gas in real-time, thereby improving energy efficiency and resource utilization. In 2024, the Company developed a carbon emission digital screen that provides real-time data support to help managers analyze carbon emissions and develop scientific and effective carbon reduction measures. In addition, the Company actively carried out carbon verification and carbon neutral park construction, striving to reduce the carbon footprint of each park.

Baozun 2024 Sustainability Report 79 Baozun Launches Carbon Emission Digital Screen The carbon emission digital screen, self-developed by Baozun, was officially launched in July 2024. This system integrates data collection, processing, analysis, and visualization, enabling users to view the carbon emissions of Baozun as a whole and its various business units, including key data such as total carbon emissions and carbon emission intensity. Additionally, the system, with the ability to process historical data to display trends in carbon emissions, provides red alerts when anomalies occur in the carbon reduction process or when carbon reduction targets are not met. By displaying the Company’s carbon emission data in real time, the carbon emission digital dashboard helps management gain a comprehensive understanding of the Company’s current carbon emission status, providing a scientific basis for formulating energy-saving and emission-reduction strategies. Currently, the dashboard primarily covers Scope 1 and Scope 2 data for Baozun’s business units. In the future, it will gradually expand to the entire group and its portfolio companies, while also incorporating Scope 3 data. Promoting the Construction of Carbon-neutral Parks Baozun conducts carbon verification to provide data support for the scientific management and continuous optimization of carbon reduction targets. In 2024, a total of three parks obtained ISO 14064 certification. The Company actively practices the “3R” emission reduction concept, achieving operational carbon neutrality in some parks, by directly reducing its own carbon emissions, accelerating the transition to green energy, and using high-quality carbon sinks to offset remaining carbon emissions. In 2024, the Company achieved operational carbon neutrality in two parks, Yishang and Top, both of which were certified under PAS 2060. Moving forward, the Company will continue to expand the scope of the carbon neutrality practices.

Baozun 2024 Sustainability Report 80 The Company continuously optimizes warehousing management and creates advanced low-carbon, green, and automated warehouses by implementing measures such as refined operations and equipment upgrades. In 2024, the Company deployed photovoltaic power generation systems in multiple parks to increase the proportion of green energy and further promote low-carbon development in the warehousing process. Main Energy Saving and Consumption Reduction Measures for Baozun Green Warehousing Lighting Optimization Equipment Upgrade Photovoltaic Power Generation Efficient LED lighting system has been used in the warehouse area, where constant lighting was replaced by sensor-activated lighting. The outdoor lights in the park were equipped with timed switches, and solar-powered lights were used for illumination, with annual electricity savings estimated at approximately 450,000 kWh. The replenishment area was divided into sections based on product sales and allocation needs. A fixed time period was set to activate the lighting in the replenishment area, with a 50% reduction in lighting duration. By introducing automation equipment and intelligent robots, intelligent conveying and sorting can be achieved, improving efficiency and reducing energy consumption. Conveyors and sorting machines with high idle rates were eliminated. To minimize idle energy waste, the idle sleep time on the assembly line was reduced by 20 seconds. Green energy has been installed throughout Kunshan Huaqiao Park, Wujiangnan Park, and Wujiang Tuopu Park. The total installed area of photovoltaic systems is 46,000 square meters, with an annual average power generation of approximately 6,000 MWh. Enhancing Energy Efficiency through Automated Collection and Sorting Systems In 2024, Baozun introduced a new collection equipment named Deep Blue. The equipment, composed of shelves, rail lines, AGV shuttle cars, and elevators, enables large-scale automated collection, significantly improving overall docking efficiency. Additionally, the Company implemented a parcel sorting matrix, which can handle up to 11,000 parcels per hour. During promotional periods, the parcel sorting matrix fully utilizes its capacity, further enhancing sorting efficiency. Through the application of these two automated systems, the Company not only optimizes operational processes but also reduces unnecessary energy consumption through efficient load management and intelligent scheduling, thereby improving energy use efficiency.

Baozun 2024 Sustainability Report 81 Green Logistics In the logistics process, emissions from transport vehicles can significantly contribute to the environmental footprint. Through the use of big data, and other technologies, Baozun continuously optimizes transportation routes, reducing fuel consumption and improving delivery efficiency, thus reducing costs and environmental impact. For medium- and long-distance transportation, the Company is gradually shifting from air to land transport and increasing the proportion of low-carbon modes such as rail and waterway. In addition, the Company strives to reduce the carbon footprint of the transportation stages and promote the development of green logistics by actively promoting electrification of logistics, gradually increasing the use of new energy vehicles, and exploring the use of renewable fuels. Green Packaging In terms of warehouses and logistics chains, Baozun utilizes packaging materials such as cartons, plastics, tapes, waterproof bags and other packaging materials. The Company continuously innovates in the refined management of green packaging materials and actively explores the application of green packaging. The Company strives to continuously reduce packaging consumption by recycling and replacing environmentally friendly packaging materials. A total of 9,484 tons of recycled packaging materials were used by the Company in 2024. Direct Shipment of Orders and Parcels Transition from Air to Land Transportation Use of Clean Energy Using intelligent algorithms, order parcels are delivered directly from the warehouse to their destinations, reducing energy consumption and avoiding time inefficiencies from intermediate warehousing. In 2024, over 700,000 orders were shipped directly with an annual reduction of fuel consumption by approximately 257 tons. Baozun continuously optimized its logistics structure to reduce carbon emissions in the delivery process. For eligible orders, the Company promoted a transition from air to low-carbon land transportation, along with the increased use of railway shipping. In 2024, the proportion of orders via land transport increased by 35%, resulting in an annual reduction of fuel consumption by approximately 870 tons. In terms of internal transportation, fuel forklifts have been replaced through a large-scale introduction of electric forklifts, while 3 electric short-haul shuttle vehicles have been customized to replace fuel-powered trucks within the parks, resulting in an annual reduction of fuel consumption by approximately 2.6 tons. In terms of external transportation, the proportion of new energy vehicles was gradually on the increase, and biodiesel was also used in some trunk line transportation to reduce carbon footprints. A Successful Trial Run of Railway Transport from Kunming to Shanghai for Promoting Low-carbon Transportation In April 2024, after multiple rounds of screening and evaluation, the Company ultimately selected Kunming as the trial city for railway transportation. During the trial, goods were successfully delivered by rail over approximately 2,000 kilometers to the Kunming store, with the inventory handover completed. Achieving the same timeliness as road transport, the railway transport was able to avoid carbon emissions by approximately 0.308 tCO2e. Starting from July 2024, the Company officially switched the trunk line transportation from Shanghai to Kunming entirely to railway transport, further advancing the construction of a green and low-carbon logistics system. Main Energy Saving and Consumption Reduction Measures for Baozun Green Logistics

Baozun 2024 Sustainability Report 82

Main Measures of Baozun Green Packaging

Reduce

- **Carton reduction:**

Automatically recommend the size of the carton according to the product size

- **Tape usage reduction:**

Simplify some sealing methods by changing the tape seal to "H" shaped or "I" shaped seals, reduce the width of transparent tape used in some processes from 6 cm to 4.8 cm, leading to an annual reduction of tape usage by approximately 10 tons



Recycle

- **Pallet recycling:**

Recycle pallets that are about to be scrapped by replacing or repairing damaged components for reuse, effectively reducing the consumption of new pallets, with approximately 900 pallets recycled annually

- **Carton recycling:**

Use recycled cartons for storage and returned goods, with anannual recycling and reuse of cartons of about 9.252 tons, more than 80% of shipping cartons reused and 100% of shopping bags made from recycled paper



Replace

- **Printing paper with electronic devices replacement:**

Use personal digital assistant (PDA) devices to achieve paperless shelving, paperless replenishment, and paperless inventory, with QR code stickers pasted on products instead of traditional packing lists

- **Sealing material replacement:**

Fully introduce reusable wrapping tapes, reducing the annual usage of plastic wrapping film by about 30,000 rolls, and replace transparent adhesive tapes used to seal packaging bags of store products with reusable self-adhesive seals



Onebox Shoe Boxes: Making Packaging More Eco-friendly

Baozun has always adhered to the concept of green and sustainable development, actively collaborating with partners to jointly explore packaging optimization solutions. The Company collaborated with a brand client to implement the Onebox shoe box project, which combines the shoe box with the express delivery box into one, reducing packaging waste and carbon emissions at the source. The Company adjusted its warehousing systems and processes to help reduce the consumption of packaging materials. In 2024, the Company used Onebox shoe boxes, saving approximately 200,000 outer packaging boxes that would otherwise have been used for outbound shipments.

Baozun 2024 Sustainability Report 83 Green Cooperation In addition to its own operational processes, Baozun also works with its partners to promote the practice of green environmental protection concepts and explore innovative solutions. Through close collaboration with its partners, the Company continuously innovates and improves environmental protection measures, actively promotes the circular use of resources, and jointly advances sustainable development. Creating a Green Future Together via “Reviving Old Shoes” Recycling Plastic Bottles to Create Eco-Friendly Vests Baozun, in collaboration with brand partners, hosted an Earth Day event themed “Reviving Old Shoes” in April 2024. The event garnered support from more than 2,000 employees, covering over 30 logistics parks and branch companies across the country. A total of more than 7,500 pairs of old shoes were collected, contributing to public welfare and environmental protection. The collected old shoes will be used to build environmentally-friendly sports fields after they are technologically processed. At present, Baozun has built 2 environmentally-friendly basketball courts, located in Yongding Park and ESR Park, respectively. Baozun, in collaboration with suppliers, is actively advancing a plastic bottle recycling project. The collected plastic bottles are professionally processed by suppliers through cleaning, sorting, reshaping, fiber drawing, and dyeing, and transformed into renewable polyester (rPET) fabric, which is then used to produce eco-friendly vests for park employees and visitors. In 2024, Baozun produced a total of 500 rPET vests, with each vest made from 6 plastic bottles. Employees from various business units received the vests by trading in old items, actively practicing the concept of green environmental protection. This initiative not only reduces plastic waste but also promotes the recycling of resources.

Baozun 2024 Sustainability Report 84

Emissions Management

Baozun's core business does not directly engage in product production or manufacturing, and therefore does not generate production-related air pollutants or industrial wastewater. Domestic wastewater generated during daily operations is uniformly discharged into the municipal sewage system and centrally treated by relevant authorities. In the upstream supply chain of Gap China, some garment subcontractors generate industrial wastewater, and several of these factories are equipped with biodegradable treatment pools or water recycling systems to ensure that all wastewater is treated and discharged in strict compliance with national laws and regulations.

The Company's solid waste primarily originates from warehousing and logistics, Gap China stores, canteens, and office areas, including domestic waste and electronic waste. The Company enforces classified management of solid waste and ensures compliant disposal and effective utilization based on waste types.

Baozun Waste Disposal Measures

Waste Type	Generation Process	Specific Waste Types and Disposal Methods
Hazardous Waste	Office	• Waste ink cartridges: To be recycled or properly disposed of by the supplier or other professional organizations
Non-hazardous Waste	Office	• Daily waste (mainly kitchen waste): To be disposed of by the supplier or property management department uniformly
	Stores	• Daily waste: To be disposed of by the property management department uniformly • Waste carton packaging: To be disposed of by the supplier uniformly
	Warehousing & Logistics	• Scrap pallet: All parks have internal pallet repair areas to regularly repair damaged pallets • Discarded wire rods: Reused by internal equipment staff to make wire rod tables and workstations • Waste pallets, racks, sorting carts, and waste cartons: Recycled and reused by third-party professional recycling agencies

While working to reduce its own operational environmental impact, Gap China also actively reduces the environmental emissions of subcontracted factories in the upstream manufacturing process. This is achieved through thoughtful design and optimization of supply chain management practices. During the design and production of garments, Gap China prioritizes the use of green and sustainable fabrics, such as Tencel by Lenzing. Currently, around 10% of the fabrics used are environmentally friendly. At the same time, Gap China has pledged to refrain from using perfluorocarbon (PFC) coating agents to mitigate environmental and health risks caused by hazardous chemicals. Gap China collaborates with subcontracted factories to implement its "Smart Denim Washing" project, based on its own innovation in sustainable design. This initiative aims to reduce wastewater discharged from production, thereby minimizing the negative impact on natural water bodies throughout the upstream value chain.

Baozun 2024 Sustainability Report 85

Sustainable Development Management Performance

Compliance Management and Business Ethics

Performance indicators	Unit	2022	2023	2024
Number of cases where sanctions are imposed due to unfair competition or violations against anti-trust or anti-monopoly laws in operation during the reporting period	Case(s)	0	0	0
Number of corruption cases brought and concluded against the issuer or its employees during the reporting period	Case(s)	0	0	0
Anti-corruption training of directors	%	100	100	100
Average number of hours of anti-corruption training per director[1]	Hour	1	0.5	0.5
Anti-corruption training of employees	%	54	100	100
Average number of hours of anti-corruption training per employee[2]	Hour	1	2	1

Note:
[1]. Average number of hours of anti-corruption training per director = total number of hours of anti-corruption training received by all directors / number of directors.
[2]. Average number of hours of anti-corruption training per employee = total number of hours of anti-corruption training received by all employees / total number of employees.

Environment [1]

Performance indicators	Unit	2022	2023	2024
Energy				
Electricity consumption	MWh	17,903	37,039	32,713
Of which, clean electricity consumption[2]	MWh	329	654	1,466
Natural Gas	m^3	26,304	30,469	27,706
Gasoline	Liter	6,158	17,456	23,737
Diesel[3]	Liter	73,657	74,179	42,669
Total energy consumption[4]	MWh	18,601	37,945	33,652
Energy consumption per revenue[4]	MWh/RMB million	2.21	4.31	3.57
GHG emissions				
GHG emissions in Scope 1[5]	tCO_2e	279	316	227
GHG emissions in Scope 2[6]	tCO_2e	10,022	20,750	16,767
GHG emissions in Scope 3[7]	tCO_2e	-	63,911	61,893
Total GHG emissions (Scope 1, Scope 2 and Scope 3)	tCO_2e	-	84,977	78,888
Total GHG emissions (Scope 1 and Scope 2)	tCO_2e	10,301	21,066	16,994
GHG emissions per revenue	tCO_2e/RMB million	1.23	2.35	1.80

Baozun 2024 Sustainability Report 86

Performance indicators	Unit	2022	2023	2024
Resources				
Water consumption	m^3	207,274	202,244	262,244
Water consumption per revenue	m^3/RMB million	24.67	22.95	27.83
Total amount of packaging materials used in finished products	ton	38,657	42,680	57,570
Amount of packaging material recycled	ton	2,240	14,704	9,484
Waste				
Total amount of non-hazardous waste generated[8]	ton	1,539	5,009	3,422
Amount of non-hazardous waste generated per revenue	ton/RMB million	0.18	0.57	0.36
Total amount of hazardous waste generated[9]	Count	4	16	12

Note:
[1]. The environmental data scope includes: Baozun Inc., its consolidated subsidiaries, variable interest entities, and their subsidiaries, consistent with the entities covered in the annual consolidated financial statements as of December 31, 2024. The energy data includes the electricity consumption of Gap China, but does not yet cover its natural gas, gasoline, and diesel usage. Waste data does not yet cover Gap China. The 2023 data in this report have been adjusted after verification, resulting in differences compared to the data disclosed in the 2023 Sustainability Report.
[2]. Clean electricity consumption refers to the electricity generated by the headquarters office building and some parks using distributed-generation photovoltaic systems. In 2024, the Company further expanded the deployment of photovoltaic power generation systems in its campuses, resulting in a significant increase in clean electricity consumption.
[3]. In 2024, the Company reduced the use of diesel vehicles for warehouse transfer operations in its logistics parks, resulting in a decrease in diesel consumption.
[4]. The calculation of total energy consumption follows the *General Principles for Comprehensive Energy Consumption Calculation* (GB/T 2589-2020), covering energy types including electricity, natural gas, gasoline, and diesel.
[5]. The sources of GHG emissions in Scope 1 include natural gas, gasoline for owned vehicles, and diesel for owned vehicles. The calculation method for GHG emissions from natural gas, gasoline, and diesel is based on reference to the *Accounting* and *Reporting Guidelines for Corporate Greenhouse Gas Emissions - Power Generation Facilities* (revised version 2022) by the Ministry of Ecology and Environment of the People's Republic of China.
[6]. The source of GHG emissions in Scope 2 is purchased electricity. The calculation method for GHG emissions refers to the *Accounting* and *Reporting Guidelines for Corporate Greenhouse Gas Emissions - Power Generation Facilities* (revised version 2022) by the Ministry of Ecology and Environment. The carbon emissions from purchased electricity are calculated based on grid emission factors, with emission factors sourced from the Chinese Ministry of Ecology and Environment. The grid emission factor for 2022 is 0.5703 tCO_2e/MWh, for 2023 it is 0.5703 tCO_2e/MWh, and for 2024 it is 0.5366 tCO_2e/MWh.
[7]. The sources of GHG emissions in Scope 3 include indirect emissions in the Company's value chain (not included in Scope 2), covering five categories of GHG related to substantial procurement by the Company: packaging materials, upstream transportation and distribution, business travel, employee commute and data center leasing. The calculation method for GHG emissions is based on the *Greenhouse Gas Accounting System: Corporate Value Chain (Scope 3) Accounting* and *Reporting Standards*.
[8]. In 2024, the Company reduced the generation of non-hazardous waste by implementing measures such as waste sorting and advocating for paper conservation.
[9]. Hazardous waste statistics cover the Shanghai headquarters, mainly toner cartridge, all of which are recycled and processed by third parties.

Employees[1]

Performance indicators		Unit	2022	2023	2024
Employment					
Total employees[2,3]		Person(s)	7,588	7,827	7,874
By gender	Number of male employees	Person(s)	3,067	3,085	3,008
	Number of female employees	Person(s)	4,521	4,742	4,866

Baozun 2024 Sustainability Report 87

Performance indicators		Unit	2022	2023	2024
By employment type	Labor contract system	Person(s)	7,040	7,531	7,612
	Labor dispatch	Person(s)	14	28	38
	Other types of employment	Person(s)	534	268	224
By age	Number of employees under 30 years old	Person(s)	3,701	3,258	3,064
	Number of employees aged 30 to 50 years old	Person(s)	3,836	4,516	4,745
	Number of employees over 50 years old	Person(s)	51	53	65
By employee category	Number of employees in senior management	Person(s)	144	168	182
	Number of employees in middle management	Person(s)	2,646	3,070	3,001
	Number of employees in average employees	Person(s)	4,798	4,589	4,691
By region	Number of employees from mainland China	Person(s)	7,440	7,678	7,722
	Number of employees from Hong Kong, Macau, Taiwan and overseas	Person(s)	148	149	152
Percentage of female employees in management[4]		%	52	52	53
By employee category	Percentage of female employees in senior management	%	41	42	44
	Percentage of female employees in middle management	%	53	52	53
By function	Percentage of female managers in revenue-generating department[5]	%	80	84	83
	Percentage of female managers in STEM positions[6]	%	37	35	37
Total number of new employees[4]		Person(s)	2,554	1,455	1,643
Percentage of employees filling vacant positions through internal recruitment[4]		%	18.90	28.60	34.90
Average recruitment cost per full-time employee[4]		RMB	2,529	2,323	2,371
Occupational health and safety					
Number of lost-days due to work injuries[7]		Day(s)	508	1,073	618
Number of work-related fatalities		Person(s)	0	0	0
Recordable work-related accident rate per million working hours[8]		Times/ Hour	0.59	1.28	0.83
Work lost-days rate per million working hours[9]		/	198.57	547.66	326.06
Employee training and development					
Total hours of training		Hour	152,751.00	64,775.66	89,021.33
Average hours of training per employee		Hour	20.13	8.28	11.31

Baozun 2024 Sustainability Report 88

Performance indicators		Unit	2022	2023	2024
By gender	Average number of training hours completed by male employees	Hour	19.97	7.86	11.23
	Average number of training hours completed by female employees	Hour	20.24	8.55	11.35
By employee category	Average number of training hours completed by senior management	Hour	27.78	13.79	14.23
	Average number of training hours completed by middle management	Hour	22.32	6.38	7.62
	Average number of training hours completed by average employees	Hour	18.62	9.40	13.48
Percentage of total employees receiving regular performance and career development reviews		%	95.52	99.48	97.09
By gender	Percentage of male employees receiving regular performance and career development reviews	%	96.19	99.61	98.01
	Percentage of female employees receiving regular performance and career development reviews	%	95.07	99.39	96.53
By employee category	Percentage of senior management receiving regular performance and career development reviews	%	93.06	99.40	97.25
	Percentage of middle management receiving regular performance and career development reviews	%	96.03	99.58	98.87
	Percentage of average employees receiving regular performance and career development reviews	%	95.31	99.41	95.95
Employee turnover					
Employee turnover rate[10]		%	39.28	31.74	32.10
By gender	Male employee turnover rate	%	41.27	32.21	33.50
	Female employee turnover rate	%	37.88	31.43	31.06
By age	Turnover rate of employees under 30 years old	%	51.16	40.43	43.51
	Turnover rate of employees aged 30 to 50 years old	%	26.82	23.70	21.83
	Turnover rate of employees over 50 years old	%	23.01	32.91	25.29
By region	Employee turnover rate in mainland China	%	39.55	31.54	31.84
	Employee turnover rate in Hong Kong, Macau, Taiwan and overseas	%	24.57	40.87	39.68
Voluntary turnover rate[4]		%	25.40	19.00	19.56

Note:
[1]. The scope of employee data includes: Baozun Inc., its consolidated subsidiaries, variable interest entities, and their subsidiaries, consistent with the entities covered in the annual consolidated financial statements as of December 31, 2024.
[2]. The total number of employees includes full-time employees (including labor contract system and labor dispatch) and other types of employees.
[3]. The top five employee nationalities in 2024 were China (including Hong Kong, Macau, and Taiwan), Malaysia, Singapore, the Philippines, and the United States. The corresponding employee percentages for each nationality were 99.10%, 0.39%, 0.23%, 0.11%, and 0.04%, respectively. The percentages of employees in management positions for each nationality were 99.34%, 0.08%, 0.35%, 0.04%, and 0%, respectively.
[4]. The data scope includes: Baozun Inc.

Baozun 2024 Sustainability Report 89

[5]. Revenue-generating departments refer to departments that directly contribute to the Company's revenue, as opposed to back-office departments such as finance, administration, and legal.
[6]. STEM-related positions refer to positions related to Science, Technology, Engineering, and Mathematics.
[7]. In 2024, employee work-related injuries were mainly caused by traffic accidents during commuting. In response, Baozun has strengthened safety travel awareness campaigns and continuously worked to improve employees' safety consciousness.
[8]. Recordable work-related accident rate per million working hours = Number of work-related accidents / Total employee working hours × 1,000,000.
[9]. Work-related lost-day rate per million working hours = Total lost work hours for all employees due to work-related accidents / Total employee working hours × 1,000,000.
[10]. Employee turnover rate = Number of employees turnover / (Number of employees at the end of the reporting period + number of employees turnover) × 100%.

Social Welfare

Performance indicators	Unit	2023	2024
Charitable donations	RMB 10,000	208.38	106.33

Supply Chain Management

Performance indicators		Unit	2022	2023	2024
Total number of suppliers[1]		Supplier(s)	1,236	3,213	4,550
By region	Number of suppliers from mainland China	Supplier(s)	1,215	2,942	4,432
	Number of suppliers from Hong Kong, Macau, Taiwan and overseas	Supplier(s)	21	271	118
Number of suppliers carrying out environmental and/or social impact assessments		Supplier(s)	41	532	786
Number of suppliers identified as having actual and potential significant negative environmental or social impacts		Supplier(s)	0	0	0

Note:
[1]. The total number of suppliers in 2022 and prior was based on non-inventory procurement suppliers. In 2023, the scope of statistics was expanded to include all types of suppliers, resulting in an increase in the total number of suppliers. The increase in the total number of suppliers in 2024 is primarily due to the inclusion of acquired companies into the unified supplier management system, as well as the continuous introduction of new resources in business segments such as live streaming and digital marketing to meet business demands.

Products and Services

Performance indicators	Unit	2022	2023	2024
Total Product and Service Complaints Received	Case(s)	-	2,593	1,063
Percentage of complaints resolved	%	100	100	100
Total number of violations of customer privacy regulations and voluntary principles	Case(s)	0	0	0
The percentage of sold products that need to be recalled due to safety and health reasons[1]	%	0	0	<0.01
Number of new patents applied	No.	0	8	1
Accumulated number of patents applied	No.	67	75	76
Number of new copyrights to software programs applied	No.	26	62	44
Accumulated number of copyrights to software programs applied	No.	241	321	351

Note:
[1]. The scope of the statistics covers the product recall situation for Baozun E-commerce's self-operated business and its subsidiary, Gap China, for products sold in 2024. In 2024, the Company recalled 39 units of ultrasonic beauty skin nourishment devices sold on e-commerce platforms between 2022 and 2023. The main reason for the recall was a design defect by the brand owner, which posed a safety risk. By the end of 2024, all affected products had been recalled without any safety incidents. The Company has actively cooperated with market regulatory authorities to complete the relevant actions.

Baozun 2024 Sustainability Report 90 HKEX ESG Reporting Guidelines Index Table Index for the Report Part B: Mandatory Disclosure Requirements Mandatory Disclosure Requirements Reporting Sections Governance Structure Sustainable Development Governance Framework Reporting Principles About the Report - Reporting Principles Reporting Boundary About the Report - Scope of Report Part C: “Comply or explain” Provisions Subject Areas, Aspects, General Disclosures and KPIs Reporting Sections A. Environmental A1. Emissions Emissions Management A1.1 Emissions Management Sustainable Development Management Performance A1.2 Sustainable Development Management Performance A1.3 Sustainable Development Management Performance A1.4 Sustainable Development Management Performance A1.5 Climate Change Mitigation and Adaptation A1.6 Emissions Management A2.Use of Resources Environmental Management Goals Climate Change Mitigation and Adaptation “Full-Chain” Green Operation A2.1 Sustainable Development Management Performance A2.2 Sustainable Development Management Performance A2.3 Environmental Management Goals Climate Change Mitigation and Adaptation A2.4 Environmental Management Goals “Full-Chain” Green Operation Subject Areas, Aspects, General Disclosures and KPIs Reporting Sections A2.5 Sustainable Development Management Performance A3. The Environment and Natural Resources Environmental Management System Climate Change Mitigation and Adaptation A3.1 Climate Change Mitigation and Adaptation A4. Climate Change Climate Change Mitigation and Adaptation A4.1 Climate Change Mitigation and Adaptation B. Social Employment and Labor Practices B1. Employment Employee Responsibility B1.1 Employee Responsibility Sustainable Development Management Performance B1.2 Sustainable Development Management Performance B2.Health and Safety Employee Responsibility B2.1 Sustainable Development Management Performance B2.2 Sustainable Development Management Performance B2.3 Employee Responsibility

Baozun 2024 Sustainability Report 91

B3.Development and Training	Employee Responsibility
B3.1	Sustainable Development Management Performance
B3.2	Sustainable Development Management Performance
B4. Labor Standards	Employee Responsibility
B4.1	Employee Responsibility
B4.2	Employee Responsibility
Operating Practices	
B5. Supply Chain Management	Sustainable Supply Chain
B5.1	Sustainable Development Management Performance
B5.2	Sustainable Supply Chain
B5.3	Sustainable Supply Chain
B5.4	Sustainable Supply Chain
B6. Product Responsibility	R&D and Innovation Anti-corruption and Business Ethics
B6.1	Sustainable Development Management Performance
B6.2	Sustainable Development Management Performance Customer Service
B6.3	R&D and Innovation
B6.4	The Company mainly provides online store operations, customer service, IT solutions and other services, so it is not involved in the quality inspection process and product recall procedures.
B6.5	Data Security and Privacy Protection
B7. Anti-corruption	Anti-corruption and Business Ethics
B7.1	Anti-corruption and Business Ethics
B7.2	Anti-corruption and Business Ethics
B7.3	Anti-corruption and Business Ethics Sustainable Development Management Performance
Community	
B8. Community Investment	Public Welfare
B8.1	Public Welfare
B8.2	Sustainable Development Management Performance

Baozun 2024 Sustainability Report 92 Key Performance Indicators Reporting Sections E. Environmental E1. GHG Emissions Sustainable Development Management Performance E2. Emissions Intensity Sustainable Development Management Performance E3. Energy Usage Sustainable Development Management Performance E4. Energy Intensity Sustainable Development Management Performance E5. Energy Mix Climate Change Mitigation and Adaptation Sustainable Development Management Performance E6. Water Usage Sustainable Development Management Performance E7. Environmental Operations Environmental Management System E8. Climate Oversight/Board Climate Change Mitigation and Adaptation E9. Climate Oversight/ Management Climate Change Mitigation and Adaptation E10. Climate Risk Mitigation Climate Change Mitigation and Adaptation S.Social S3. Employee Turnover Employee Responsibility S4. Gender Diversity Employee Responsibility Sustainable Development Management Performance S5. Temporary Worker Ratio Sustainable Development Management Performance S6. Non-Discrimination Employee Responsibility S7. Injury Rate Employee Responsibility S8. Global Health and Safety Employee Responsibility S9. Child & Forced Labor Employee Responsibility Nasdaq ESG Reporting Guide 2.0 Index Table Key Performance Indicators Reporting Sections S10. Human Rights Employee Responsibility G. Corporate Governance G1. Board Diversity Corporate Governance G2.Board Independence Corporate Governance G4. Collective Bargaining Employee Responsibility G5. Supplier Code of Conduct Sustainable Supply Chain G6. Ethics & Anti-Corruption Anti-corruption and Business Ethics G7. Data Privacy Data Security and Privacy Protection G8. ESG Reporting Already Fulfilled G9.Disclosure Practices Our Sustainability Management About the Report

Baozun 2024 Sustainability Report 93 Global Sustainability Standards Board GRI Standards 2021 Index Table Statement of use Baozun Inc. has reported the information referenced in this GRI Index of Content with reference to the GRI standards for the period January 1, 2024, through December 31, 2024. GRI 1 used GRI 1: Foundation 2021 GRI Standards Disclosure Reporting Sections GRI 2: General Disclosures 2021 2-1 Organizational details Getting to Know Baozun Inc. 2-2 Entities included in the organization’s sustainability reporting About the Report 2-3 Reporting periods, frequency, and contact point About the Report 2-4 Restatements of information Our Sustainability Management 2-5 External assurance Assurance Report 2-6 Activities, value chain and other business relationships Getting to Know Baozun Inc. 2-7 Employees Sustainable Development Management Performance 2-8 Workers who are not employees Sustainable Development Management Performance 2-9 Governance structure and composition Corporate Governance 2-10 Nomination and selection of the highest governance body Corporate Governance 2-12 Role of the highest governance body in overseeing the management of impacts Message from Management 2-13 Delegation of responsibility for managing impacts Our Sustainability Management 2-14 Role of the highest governance body in sustainability reporting Governance Framework of Sustainable Development 2-15 Conflicts of Interest Corporate Governance Anti-corruption and Business Ethics 2-17 Collective knowledge of the highest governance body Our Sustainability Management 2-19 Remuneration policies Corporate Governance 2-22 Statement on sustainable development strategy Message from Management 2-23 Policy commitments Employee Responsibility 2-24 Embedding policy commitments Governance Framework of Sustainable Development Contributions to Sustainability Sustainable Supply Chain Sustainable Development Management Performance 2-25 Processes to remediate negative impacts Anti-corruption and Business Ethics 2-26 Mechanisms for seeking advice and raising concerns Anti-corruption and Business Ethics 2-27 Compliance with laws and regulations Sustainable Development Management Performance 2-29 Approach to stakeholder engagement Material Topics and Stakeholders Communication 2-30 Collective bargaining agreements Employee Responsibility

Baozun 2024 Sustainability Report 94

GRI Standards	Disclosure	Reporting Sections
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Material Topics and Stakeholders Communication
	3-2 List of material topics	Material Topics and Stakeholders Communication
	3-3 Management of material topics	Material Topics and Stakeholders Communication
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	Message from Management
	201-2 Financial implications and other risks and opportunities due to climate change	Climate Change Mitigation and Adaptation
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Customer Service R&D and Innovation
	203-2 Significant indirect economic impacts	Customer Service
GRI 205: Anti-corruption 2016	205-2 Communication and training about anti-corruption policies and procedures	Anti-corruption and Business Ethics
	205-3 Confirmed incidents of corruption and actions taken	Not applicable
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Anti-corruption and Business Ethics
GRI 301: Materials 2016	301-1 Materials used by weight or volume	Sustainable Development Management Performance
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Sustainable Development Management Performance
	302-3 Energy intensity	Sustainable Development Management Performance
	302-4 Reduction of energy consumption	Sustainable Development Management Performance
	302-5 Reductions in energy requirements of products and services	"Full-Chain" Green Operation
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	Environmental Management System
	303-5 Water consumption	Sustainable Development Management Performance
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Climate Change Mitigation and Adaptation Sustainable Development Management Performance
	305-2 Energy indirect (Scope 2) GHG emissions	Climate Change Mitigation and Adaptation Sustainable Development Management Performance
	305-4 GHG emissions intensity	Sustainable Development Management Performance
	305-5 Reduction of GHG emissions	Sustainable Development Management Performance
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Emissions Management
	306-2 Management of significant waste-related impacts	Emissions Management
	306-3 Generated waste	Sustainable Development Management Performance
	306-4 Waste diverted from disposal	Sustainable Development Management Performance
GRI 308: Supplier Environmental Assessment 2016	308-2 Negative environmental impacts in the supply chain and actions taken	Sustainable Supply Chain Sustainable Development Management Performance

Baozun 2024 Sustainability Report 95

GRI Standards	Disclosure	Reporting Sections
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	Sustainable Development Management Performance
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Employee Responsibility Sustainable Development Management Performance
	401-3 Parental leave	Employee Responsibility
GRI 403: Occupational Health and Safety 2018	403-5 Worker training on occupational health and safety	Employee Responsibility
	403-6 Promotion of worker health	Employee Responsibility
	403-8 Workers covered by an occupational health and safety management system	Employee Responsibility Sustainable Development Management Performance
	403-9 Work-related injuries	Employee Responsibility Sustainable Development Management Performance
	403-10 Work-related ill	Employee Responsibility
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	Sustainable Development Management Performance
	404-2 Programs for upgrading employee skills and transition assistance programs	Employee Responsibility
	404-3 Percentage of employees receiving regular performance and career development reviews	Employee Responsibility Sustainable Development Management Performance
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	Employee Responsibility
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Employee Responsibility
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Employee Responsibility
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	Employee Responsibility
GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving the rights of indigenous peoples	Not applicable
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	Public Welfare
	413-2 Operations with significant actual and potential negative impacts on local communities	Not applicable
GRI 414: Supplier Social Assessment 2016	414-2 Negative social impacts in the supply chain and actions taken	Sustainable Supply Chain
GRI 416 : Customer Health and Safety 2016	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	Sustainable Development Management Performance
GRI 417: Marketing and Labeling 2016	417-1 Requirements for product and service information and labelling	Responsible Marketing
	417-2 Incidents of non-compliance concerning products and services information and labeling	Not applicable
	417-3 Incidents of non-compliance concerning marketing communications	Not applicable
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Not applicable

Baozun 2024 Sustainability Report 96 Assurance Report

Baozun 2024 Sustainability Report 97

Baozun 2024 Sustainability Report 98 About the Report The 2024 Baozun Inc. Sustainability Report (the “Report”) is the fifth sustainability report published by Baozun Inc. and describes the principles and performance of the Company in fulfilling its sustainability responsibilities in 2024, including the sustainability issues of concern to key stakeholders. Basis of Preparation This report was prepared in accordance with the NASDAQ ESG Reporting Guide 2.0 (2019), the HKEX Environmental, Social, and Governance Reporting Guide (effective from December 31, 2023), and with reference to the GRI Standards (2021) from Global Sustainability Standards Board. Scope of Report Organizational Scope: This report covers Baozun Inc., including its consolidated recorded subsidiaries and variable interest entities (collectively, “the Company” “Baozun” and “Baozun Group”), consistent with the entities covered in the annual report and consolidated financial statements. Time Period: This is an annual report that covers the period from January 1, 2024 to December 31, 2024, with some information slightly exceeded. Reporting Principles This report refers to the reporting principles of the GRI Standards (2021) from Global Sustainability Standards Board to ensure that the quality of the information reported, as well as its appropriate presentation is maintained. Materiality The Company identifies the material topics related to its operations that are of concern to investors and other stakeholders and focuses on them in this report. In this report, the material topics are reported with attention to the characteristics of the industry in which the Company operates and the characteristics of the region in which it is located. The analysis process and results of the material topics are described in the section of this report titled “Material Topics and Stakeholder Communication”. This report also focuses on environmental, social, and corporate governance issues that may have a significant impact on investors and other relevant parties Accuracy This report ensures that the information is as accurate as possible. In particular, the measurement of quantitative information has been stated in terms of data caliber, calculation basis, and assumptions to ensure that the margin of error in the calculation is not misleading to users of the information. The quantitative information and the accompanying information are detailed in the “Sustainable Development Management Performance” section of this report. The Board of Directors guarantees that the material contents of this report do not contain false statements, misleading statements, or material omissions in material respects

Baozun 2024 Sustainability Report 99 Contact Us This report is available in simplified Chinese, traditional Chinese, and English for the convenience of readers. In the event of any conflict or inconsistency, the Chinese version shall prevail. An electronic version of the report is available on the Company’s website (https://ir.baozun.com/ESG-Report). The Company highly values the opinions of its stakeholders and welcomes readers to contact it using the information provided below. The feedback provided will enable the Company to further improve this report and enhance its overall sustainability performance. Address: 510 West Jiangchang Road, Jing’an District, Shanghai Tel: 86(21)80266000 Ext: 6128; 6599 Contact E-mail: wenjie.zhang037826@baozun.com；wendy.sun@baozun.com Balance The content of this report reflects objective facts and discloses both positive and negative information about the Company in an unbiased manner. The Company has conducted searches through the Shanghai Qingyue Credit Database for the subjects within the scope of this report and found no negative events that should have been disclosed but were not disclosed during the reporting period. Quantification and Consistency This report discloses key quantitative performance indicators and, to the extent possible, historical data. The manner in which statistics and disclosures of the same indicator are maintained in this report is consistent across reporting periods. If there are changes in the statistics and disclosure methods, they are fully explained in the notes to the report so that stakeholders can conduct meaningful analysis and evaluate the trend of the ESG performance level of the Company. Timeliness This is an annual report covering the period from January 1, 2024 to December 31, 2024. The Company strives to publish the report as soon as possible after the end of the reporting year to provide timely information for stakeholders’ decision- making. Clarity This report is published in simplified Chinese, traditional Chinese, and English. This report contains tables, model diagrams, and a glossary of terminology as an aid to understanding the textual content of this report. To facilitate quicker access to information for stakeholders, this report provides a table of contents and benchmarking index tables for ESG standards. Integrity The scope of disclosures in this report is consistent with the scope of the Company’s consolidated financial statements. Verifiability The cases and data in this report are derived from the original records or financial reports of the actual operations of the Company. The source of the disclosed data and the calculation process are traceable and have been externally verified.